Exhibit 99.1

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Consolidated financial statements

As of December 31, 2018 and 2017 and

for each of the years ended December 31, 2018 and 2017

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of December 31, 2018	As of December 31, 2017
Assets
Current assets:
Cash and cash equivalents	7	$273,108	$508,982
Restricted cash	7	4,843	5,465
Trade and other receivables, net of expected credit losses	8	288,157	226,015
Accounts receivables from related parties	9	6,290	17,204
Current tax assets	31	231,914	114,361
Expendable spare parts and supplies, net of provision for obsolescence	10	90,395	97,248
Prepayments	11	99,864	99,757
Deposits and other assets	12	89,773	201,984

Total current assets		1,084,344	1,271,016
Assets held for sale	15	31,580	—

Non–current assets:
Deposits and other assets	12	115,504	116,400
Trade and other receivables, net of expected credit losses	8	35,503	4,115
Non current taxes assets	31	19	136,301
Intangible assets and goodwill, net	14	513,803	426,579
Deferred tax assets	31	24,573	25,969
Property and equipment, net	13	5,298,450	4,881,016

Total non–current assets		5,987,852	5,590,380

Total assets		$7,103,776	$6,861,396

See accompanying notes to Consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of December 31, 2018	As of December 31, 2017
Liabilities and equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	16	$626,742	$572,072
Accounts payable	17	506,568	263,245
Accounts payable to related parties	9	2,827	7,187
Accrued expenses	18	120,894	186,657
Current tax liabilities	31	252,708	263,719
Provisions for legal claims	32	7,809	11,720
Provisions for return conditions	19	2,475	19,093
Employee benefits	20	44,663	38,706
Air traffic liability	21	424,579	454,018
Frequent flyer deferred revenue	21	186,378	85,207
Other liabilities	22	3,861	9,415

Total current liabilities		2,179,504	1,911,039
Non–current liabilities:
Long–term debt	16	3,380,838	3,180,041
Accounts payable	17	7,127	5,084
Provisions for return conditions	19	127,685	144,099
Employee benefits	20	110,085	135,640
Deferred tax liabilities	31	18,437	25,814
Frequent flyer deferred revenue	21	234,260	104,786
Other liabilities	22	68,246	15,193

Total non–current liabilities		3,946,678	3,610,657

Total liabilities		$6,126,182	$5,521,696

Equity:	23
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid–in capital on common stock		234,567	234,567
Additional paid–in capital on preferred stock		469,273	469,273
Retained earnings		381,280	587,989
Other comprehensive income		(54,156)	(802)

Equity attributable to owners of the Company		1,155,587	1,415,650
Non–controlling interest		(177,993)	(75,950)

Total equity		977,594	1,339,700

Total liabilities and equity		$7,103,776	$6,861,396

See accompanying notes to Consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2018	2017	2016
Operating revenue:
Passenger		$4,079,939	$3,550,160	$3,285,217
Cargo and other	5, 25	810,891	891,524	853,121

Total operating revenue		4,890,830	4,441,684	4,138,338
Operating expenses:
Flight operations		153,615	92,471	58,381
Aircraft fuel		1,213,411	923,468	785,273
Ground operations		474,802	450,209	426,203
Aircraft rentals	32	267,708	278,772	314,493
Passenger services		188,713	166,869	151,718
Maintenance and repairs		206,454	280,536	260,703
Air traffic		269,631	242,587	218,965
Selling expenses		530,930	515,073	545,318
Salaries, wages and benefits		760,758	706,778	661,708
Fees and other expenses		203,304	177,864	187,560
Depreciation, amortization and impairtment	13,14	389,388	313,413	269,546

Total operating expenses		4,658,714	4,148,040	3,879,868

Operating profit		232,116	293,644	258,470
Interest expense		(212,294)	(183,332)	(172,630)
Interest income		10,115	13,548	13,054
Derivative instruments		(260)	(2,536)	3,321
Foreign exchange	6.c	(9,220)	(20,163)	(23,939)
Equity method profit		899	980	—

Profit before income tax		21,356	102,141	78,276
Income tax expense – current	31	(27,151)	(35,159)	(27,448)
Income tax expense – deferred		6,938	15,050	(6,642)

Total income tax expense		(20,213)	(20,109)	(34,090)

Net profit for the year		$1,143	$82,032	$44,186

Basic earnings per share	25
Common stock		$(0.025)	$0.05	$0.04
Preferred stock		$(0.025)	$0.05	$0.04

See accompanying notes to Consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2018	2017	2016
Net profit for the year		$1,143	$82,032	$44,186
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	23
Revaluation of administrative property		(30,963)	31,017	8,971
Remesurements of defined benefit liability		(9,039)	(33,385)	4,094
Income tax		(39)	(15,018)	4,289

		(40,041)	(17,386)	17,354
Items that will be reclassified to profit or loss in future periods:	23
Effective portion of changes in fair value of hedging instruments		(13,701)	6,385	21,712
Net change in fair value of financial assets with changes in OCI		(328)	19	(245)
Income tax		—	3,558	(3,558)

		(14,029)	9,962	17,909

Other comprehensive (loss) income, net of income tax		(54,070)	(7,424)	35,263

Total comprehensive (loss) income net of income tax		$(52,927)	$74,608	$79,449
Profit attributable to:
Equity holders of the parent		$(24,803)	$48,237	$16,980
Non–controlling interest		25,946	33,795	27,206

Net profit		$1,143	$82,032	$44,186
Total comprehensive (loss) income attributable to:
Equity holders of the parent		(78,612)	40,813	52,243
Non–controlling interest		25,685	33,795	27,206

Total comprehensive (loss) income		$(52,927)	$74,608	$79,449

See accompanying notes to Consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Changes in Equity

(In USD thousands)

				Additional paid-in capital		Other comprehensive income			Equity attributable to	Non-
	Notes	Common Stock	Preferred Stock	Common Stock	Preferred Stock	OCI Reserves	Revaluation	Retained earnings	owners of the Company	controlling interest	Total equity
Balance at January 31, 2016		$82,600	$42,023	$234,567	$469,273	$(46,580)	$18,394	$553,712	$1,353,989	$18,646	$1,372,635

Net profit		—	—	—	—	—	—	17,149	17,149	27,037	44,186
Other comprehensive income	23	—	—	—	—	26,123	8,971	—	35,094	169	35,263
Dividends decreed		—	—	—	—	—	—	(5,723)	(5,723)	(26,100)	(31,823)

Balance at December 31, 2016		$82,600	$42,023	$234,567	$469,273	$(20,457)	$27,365	$565,138	$1,400,509	$19,752	$1,420,261

Net profit		—	—	—	—	—	—	48,523	48,523	33,509	82,032
Increase in non–controlling interest		—	—	—	—	—	—	—	—	504	504
Other comprehensive income	23	—	—	—	—	(38,727)	31,017	—	(7,710)	286	(7,424)
Dividends decreed	35	—	—	—	—	—	—	(25,672)	(25,672)	(130,001)	(155,673)

Balance at December 31, 2017		$82,600	$42,023	$234,567	$469,273	$(59,184)	$58,382	$587,989	$1,415,650	$(75,950)	$1,339,700

Adjustment on initial application of new standards	4	—	—	—	—	—	—	(141,591)	(141,591)	(57,958)	(199,549)
Administrative property revaluation	13	—	—	—	—	—	(30,913)	10,515	(20,398)	—	(20,398)
Impairment of assets	13	—	—	—	—	—	—	(14,867)	(14,867)	—	(14,867)

Balance adjusted at January 1, 2018		$82,600	$42,023	$234,567	$469,273	$(59,184)	$27,469	$442,046	$1,238,794	$(133,908)	$1,104,886

Net profit		—	—	—	—	—	—	(24,803)	(24,803)	25,946	1,143
Other comprehensive income	23	—	—	—	—	(22,391)	(50)	(455)	(22,896)	(261)	(23,157)
Sale of subsidiaries	1	—	—	—	—	—	—	—	—	(7,674)	(7,674)
Dividends decreed	35	—	—	—	—	—	—	(35,508)	(35,508)	(62,096)	(97,604)

Balance at December 31, 2018		$82,600	$42,023	$234,567	$469,273	$(81,575)	$27,419	$381,280	$1,155,587	$(177,993)	$977,594

See accompanying notes to Consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

		For the year ended December 31,
	Notes	2018	2017	2016
Cash flows from operating activities:
Net profit for the year		$1,143	$82,032	$44,186
Adjustments for:
Provision net of expected credit losses	88	4,526	4,363	2,966
Provision for expandable spare parts and suppliers obsolecense	110	(3,203)	(5,376)	(7,094)
Recovery for return conditions	119	(27,092)	811	28,354
Net provisions for legal claims	32	(2,973)	14,490	11,116
Depreciation, amortization and impairtment	13, 14	389,388	313,413	269,546
Sale & leaseback amortization		(4,747)	—	—
Share–based payment (income) expense		—	(1,002)	1,111
(Gains) Loss on disposal of assets		(16,081)	(1,978)	10,256
Gains on sale of subsidiary	1	(10,579)	—	—
Fair value adjustment of financial instruments		260	3,549	(4,290)
Interest income		(10,115)	(14,528)	(13,054)
Interest expense		212,294	183,332	172,630
Deferred tax	31	(6,938)	(15,050)	6,642
Current tax	31	27,151	35,159	27,448
Unrealised foreign currency (gain) losses		(32,569)	20,163	23,939
Changes in:
Accounts receivable	8	(105,762)	(108,793)	(65,516)
Expendable spare parts and supplies	10	10,056	(9,272)	(6,499)
Prepayments	11	(115)	(49,396)	(14,017)
Net current tax	31	7,719	—	—
Deposits and other assets	12	95,247	38,611	28,050
Accounts payable and accrued expenses	17, 18	265,263	77,865	29,101
Air traffic liability	21	(36,569)	24,491	89,187
Frequent flyer deferred revenue	21	37,719	—	—
Provision for return conditions	19	(5,814)	(11,458)	(16,967)
Employee benefits	20	(39,324)	(15,011)	(8,929)
Income tax paid		(47,547)	(39,098)	(40,212)

Net cash provided by operating activities		$701.338	$527,317	$567,954
Cash flows from investing activities:
Acquisition of nvestments available for sale		—	85	170

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

		For the year ended December 31,
	Notes	2018	2017	2016
Restricted cash	7	378	(505)	7,422
Interest received		9,871	12,492	8,606
Advance payments on aircraft purchase contracts		(111,711)	(119,049)	(78,523)
Acquisition of property and equipment	13	(430,610)	(215,305)	(210,772)
Proceeds from sale of property and equipment		132,369	161,910	143,362
Investment in certificates of bank deposits		4,640	—	32,709
Redemption of certificates of bank deposits		—	(15,540)	—
Acquisition of intangible assets	14	(116,635)	(30,619)	(21,660)
Proceeds from acquisition of subsidiary		—	6	—
Sale of subsidiaries	1	18,000	—	—
Acquisition of investments		(78)	—	—
Sale of investments		—	484	296

Net cash used in investing activities		$(493,776)	$(206,041)	$(118,390)
Cash flows from financing activities:
Proceeds from loans and borrowings	16	303,640	510,360	35,034
Repayments of loans and borrowings	16	(483,473)	(388,096)	(394,939)
Interest paid	16	(208,709)	(162,144)	(158,741)
Sale & leaseback transactions	13	53,990	—	—
Dividends paid	35	(35,508)	(25,671)	(5,723)
Dividends paid to minoritary shareholding	35	(56,096)	(130,002)	(26,100)

Net cash used in financing activities		$(426,156)	$(195,553)	$(550,469)
Net (decrease) increase in cash and cash equivalents		(218,594)	125,723	(100,905)
Effect of movements in exchange rates on cash held		(17,281)	7,506	(2,723)

Cash and cash equivalents at beginning of year		508,982	375,753	479,381
Cash and cash equivalents at end of year		$273,108	$508,982	$375,753

See accompanying notes to Consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited in and under the laws of the Commonwealth of the Bahamas. Subsequently, the Company changed its corporate name as follows on March 10, 2010 to AviancaTaca Limited, on January 28, 2011 to AviancaTaca Holding, S.A and on March 3, 2011 changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares on the New York Stock Exchange (NYSE) and is listed as AVH.

It’s ultimate holding company is Synergy Aerospace Corp. and directly holding is BRW Aviation LLC.

The following are the significant subsidiaries in the Group included within these financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest %
		2018	2017
Avianca Ecuador	Ecuador	99.62%	99.62%
Aerovias del Continente Americano S.A. (Avianca)	Colombia	99.98%	99.98%
Avianca, Inc.	EE.UU.	100%	100%
Avianca Leasing, LLC	EE.UU.	100%	100%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles Ltd.	Bermuda	70%	70%
Avianca Costa Rica S.A.	Costa Rica	92.40%	92.40%
Taca International Airlines, S.A.	El Salvador	96.83%	96.84%
Tampa Cargo Logistics, Inc.	EE.UU.	99.98%	99.98%
Tampa Cargo S.A.S.	Colombia	99.98%	99.98%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Avianca Peru S.A.	Perú	100%	100%
Vu–Marsat S.A.	Costa Rica	100%	100%

The Company through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica, Nicaragua and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Group has entered into a number of bilateral code share alliances with other airlines

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling and transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Air Canada, United Airlines, Aeromexico, All Nippon Airways, Singapore Airlines, Copa Airlines, Avianca Brasil, Iberia, Lufthansa, Eva Airways, Air China, Etihad Airways, Silver Airways and Turkish Airlines. Avianca, Avianca Ecuador, Avianca Perú, Taca International and Aviateca are member of Star Alliance, which give customers access to destinations and services offered by Star Alliance network, allowing customers to access all the destinations and services offered by the 28 member airlines of the Star Alliance network. Its members include several of the most recognized airlines worldwide, such as Lufthansa, United Airlines, Thai Airlines, Air Canada, TAP, Singapore Airlines, among others, as well as smaller regional airlines. All of them are committed to meet the highest standards in terms of security and customer service.

Cargo operations are carried out by our subsidiaries and affiliates, including Tampa Cargo S.A.S. with headquarters in Colombia and Aerotransporte de Carga Union S.A. de C.V. The Group also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Group performs ground operations for third-party airlines. Additionally, an important part of the cargo business is carried by the companies that operate passenger air transportation.

The Group owns and operates a coalition loyalty program called LifeMiles (the “Program”), which is also the frequent flyer Program for the airline subsidiaries of AVH. LifeMiles sells loyalty currency (“Miles”) to its commercial partners and Program members, including to AVH airlines and other airline partners from the Star Alliance network, and collects incentive payments and fees from partners and members of the Program for certain transactions. These partners in turn use Miles to reward their customers, increasing loyalty for their brands. For instance, partner airlines reward passengers with Miles whenever they fly, financial partners reward cardholders with Miles when they spend with their credit cards, and retail partners reward customers with Miles when they purchase merchandise or other goods and services. Miles earned can be exchanged for flights with Avianca, airline members of Star Alliance and other air partners, as well as for other commercial partners’ products and services such as hotel nights, car rentals and retail merchandise, among other rewards.

Sale of subsidiaries

On December 28, 2018, Avianca Holding entered into an agreement for the sale and transfer of its participation and control in Getcom Int’l Investments S.L., a company incorporated in Spain, to Seger Investments, Corp, a company domiciled in Panama, who already owned 50% equity interest in Getcom Int’l Investments S.L. Pursuant to the terms of such agreement, the Company and the Purchaser also effected the sale in this date.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As a result of the transaction, the Company loss the control and ceased to consolidate Getcom Int’l Investments S.L.’s financial statements on December 31, 2018.

The following is a summary of the movements in the financial statements due to the sale and corresponding loss of control of Getcom Int’l Investments S.L

Amount of cash in Getcom Int’l Investments S.L.	$1,764
Carrying amount of the Getcom Int’l Investments S.L. assets, without cash	20,561
Carrying amount of the Getcom Int’l Investments S.L. liabilities	(6,983)

Net Assets of the subsidiary	$15,342
Non-controlling interest	(7,674)

AVH participation	7,674

Received consideration:
Portion of the consideration consisting of cash	18,000
Portion of the consideration consisting of account receivables	250

Fair Value of the received consideration	$18,250

Gains on the sale of the subsidiary	$10,579

As of December 31, 2018 and 2017, Avianca Holdings S.A. had a total fleet consisting of:

	2018			2017
Aircraft	Owned/ Financial Lease	Operating Lease	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	10	—	10	10	—	10
Airbus A-319	23	4	27	23	5	28
Airbus A-320	35	26	61	37	25	62
Airbus A-320 NEO	3	4	7	—	2	2
Airbus A-321	7	6	13	5	8	13
Airbus A-321 NEO	—	2	2	—	—	—
Airbus A-330	3	7	10	1	9	10
Airbus A-330F	6	—	6	6	—	6
Airbus A-300F-B4F	5	—	5	5	—	5
Boeing 787-8	8	5	13	7	5	12
ATR-42	2	—	2	2	—	2
ATR-72	15	—	15	15	—	15
Boeing 767F	2	—	2	2	—	2

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	2018			2017
Aircraft	Owned/ Financial Lease	Operating Lease	Total	Owned/ Financial Lease	Operating Lease	Total
Boeing 767	—	—	—	—	1	1
Cessna Grand Caravan	13	—	13	13	—	13
Embraer E-190	10	—	10	10	—	10

	142	54	196	136	55	191

(2)	Basis of preparation of the Consolidated Financial Staments

Applied Professional Accounting Standards

(a)	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Consolidated financial statements of the Group were authorized for issue by the Board of Directors on February 21, 2019.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for, certain land and buildings (classified as property), derivative financial instruments and plan assets, have been measured at fair value. The carrying values of recognised assets and liabilities that are designated as hedged items in fair value that would otherwise be carried at amortised cost are adjusted to recognise changes in the fair values attributable to the risks that are being hedged in effective hedge relationships.

(c)	Functional and presentation currency

The Group’s consolidated financial statements are presented in US Dollars, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Consolidated financial statements:

•

The Group has entered into operating lease contracts with respect to 54 aircraft. The Group has determined, based on the terms and conditions of the arrangements, that the significant risks and rewards of ownership of all these leased aircraft have not been transferred from the lessor, so it accounts for these lease contracts as operating leases.

•

The Group operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 100 aircraft from the A319, A320, A321, A330, A330F, ATR72 and B787 families. The Group has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Group and these aircraft are shown in the consolidated statement of financial position as part of Property and Equipment with the corresponding debt shown as a liability.

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the Consolidated financial statements within the next financial year:

•

The Group periodically evaluates Air traffic liability and any significant adjustment is recorded in the consolidated statements of comprehensive income. These adjustments are mainly due to differences between actual events and circumstances such as historical sales rates and customer travel patterns that may result in refunds, changes or expiration of tickets that differ substantially from the estimates. The Group evaluates its estimates and adjusts deferred revenue for unearned transportation and revenue for passenger transport when necessary.

•

The Group believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax matter. The Group establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

•

The Group measures administrative land and buildings primarily in Bogota, Medellin, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Group engaged independent valuation specialists to assists management in determine the fair value of these assets as of December 31, 2018 and 2017. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•

The Group estimates useful lives and residual values of property and equipment, including fleet assets based on network plans and recoverable value. Useful lives and residual values area revaluated annually taking into account the latest fleet plans and business plan information. In the note 13 provides more information about the net book value of the property and equipment and their respective depreciation charges.

•

The Group evaluates the carrying value of long-lived assets subject to amortization or depreciation whenever events or changes in circumstances indicate that an impairment may exist. For purposes of this testing, the Company has generally identified the aircraft fleet type as the lowest level of identifiable cash flows. An impairment charge is recognized when the asset’s carrying value exceeds its net undiscounted future cash flows and its fair market value. The amount of the charge is the difference between the asset’s carrying value and fair market value.

Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired. Goodwill and indefinite-lived assets are reviewed for impairment on an annual basis, or on an interim basis whenever a triggering event occurs.

•

The cost of defined benefit pension plans and other post–employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long–term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

For determines the discount rate of the pension plans in Colombia, the management takes as a reference the local market rates.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

•

As a result of the maturity of loyalty business and given the information available on the history of program and members behavior, in June 2017 the Group implemented a new methodology to estimate breakage, supported by a third valuation specialist to assist management in this process. The change in estimate in accordance with accounting standards was treated prospectively from the date of the change in accordance with IAS 8.

In the previous methodology, the breakage was calculated based on historical redemption patterns from older months, based on the aggregate behavior of all members. The new methodology considers the behavior of the members based on a segmentation into statistically homogeneous groups of members to be able to project future behaviors , and therefore is considered to be more robust in predicting redemption rates by segment and breakage estimates of the Program.

•

The Group recognizes a provision in the balance sheet when a third party account has a legal or implicit obligation as a result of a past event, and it is probable that an exit of liquidity benefits to the obligation is required. In relation to provisions for litigation, the main source of uncertainty is the time of the outcome of the process.

•

Aircraft lease contracts establish certain conditions in which aircraft shall be returned to the lessor at the end of the contracts. To comply with return conditions, the Group incurs costs such as the payment to the lessor of a rate in accordance with the use of components through the term of the lease contract, payment of maintenance deposits to the lessor, or overhaul costs of components. In certain contracts, if the asset is returned in a better maintenance condition than the condition at which the asset was originally delivered, the Group is entitled to receive compensation from the lessor. The Group accrues a provision to comply with return conditions at the time the asset does not meet the return condition criteria based on the conditions of each lease contract. The recognition of return conditions require management to make estimates of the costs with third parties of return conditions and use inputs such as hours or cycles flown of major components, estimated hours or cycles at redelivery of major components, projected overhaul costs and overhaul dates of major components. At redelivery of aircraft, any difference between the provision recorded and actual costs is recognized in the result of the period.

(e)	Reclassifications

Reclassifications have been made to the prior year consolidated financial statements to conform to the current period presentation:

•

‘Air traffic liability’ in the amount of $644,011 in the consolidated statement financial position was bifurcated into ‘air traffic liability’ at December 31, 2017 the amount of $454,018 and ‘frequent flyer deferred revenue’ of $189,993, to reflect the current and non-current performance obligations associated with the Group’s air transportation and loyalty activities.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•

Assets current $ 114,361 and non-current taxes for $ 136,301 and current tax liabilities for $ 263,719 that were presented as part of accounts receivable and accounts payable in December 31, 2017 were disclosed separately with the purpose of disclosing the balances for rights and obligations the Group has for this concept.

(3)	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by all the Company’s entities of the Group.

This is the first set of the Group’s annual financial statements in which IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments have been applied. Changes to significant accounting policies are described in Note 4.

(a)	Basis of consolidation

Subsidiaries are entities controlled by Avianca Holdings S.A. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, in accordance with IFRS 10. Control is established after assessing the Group’s ability to direct the relevant activities of the investee, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the investee’s returns. The accounting policies of subsidiaries have been aligned when necessary with the policies adopted by the Group.

The consolidated financial statements also include 55 special purpose entities that relate primarily to the Group’s aircraft leasing activities. These special purpose entities are created in order to facilitate financing of aircraft with each SPE holding a single aircraft or asset. In addition the Consolidated financial statements includes 58 entities that are mainly investment vehicles, personnel employers and service providers within the consolidated entities. The Group has consolidated these entities in accordance with IFRS 10.

When the sale of a subsidiary occurs and no percentage of participation is retained on it, the Group derecognizes the assets and liabilities of the subsidiary, the non-controlling interests and the other components of equity related to the subsidiary on the date on which it was sold. Any gain or loss resulting from the loss of control is recognized in the Consolidated Statement of Comprehensive Income.

If the Group retains a percentage of participation in the subsidiary sold, and does not represent control, this is recognized at its fair value on the date when control is lost, the amounts previously recognized in other comprehensive income are accounted for as if the Group had directly disposed of the related assets and liabilities, which may cause these amounts to be reclassified to profit or loss. The retained percentage valued at its fair value is subsequently accounted for using the equity method.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(b)	Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the Consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign currency

Foreign currency transactions

These consolidated financial statements are presented in US dollars, which is the Group’s functional currency.

Transactions in foreign currencies are initially recorded in the functional currency at the respective spot rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated to the spot rate of exchange ruling at the reporting date. All differences are recognized currently as an element of profit or loss. Non–monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non–monetary items measured at a revalued amount in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(d)	Foreign operations

Assets and liabilities of foreign operations included in the consolidated Statement of Financial Position are translated using the closing exchange rate on the date of the consolidated statement of financial position. The revenues and expenses of each income statement account are translated at quarterly average rates; and all the resultant exchange differences are shown as a separate component in other comprehensive income.

(e)	Business combinations

Business combinations are accounted for using the acquisition method in accordance with IFRS 3 “Business Combinations”. The consideration for an acquisition is measured at acquisition date fair value of consideration transferred including the amount of any non–controlling interests in the acquiree. Acquisition costs are expensed as incurred and included in administrative expenses.

When the Group acquires a business, it measures at fair value the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred to the seller, including the amount recognized for non–controlling interest over the fair value of identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired is, from the acquisition date, allocated to each of the Group’s cash–generating units that are expected to benefit from the acquisition, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

(f)	Revenue recognition

The group has initially applied IFRS 15 from January 1, 2018. The effect of initially applying IFRS 15 described in note 4.

(i)	Passenger and cargo transportation

The Group recognizes revenues from passenger, cargo and other operating income in consolidated statements of comprehensive income. Passenger income, which includes transportation, baggage fees, fares, and other associated ancillary income, is recognized when transportation is provided. Cargo revenues are recognized when the shipments are delivered. Other operating income is recognized as the related performance obligations are met.

The tickets and other revenues related to transportation that have not yet been provided are initially deferred and recorded as “Air traffic liability” in the consolidated statement of financial position, deferring the revenue recognition until the trip occurs . For trips that have more than one flight segment, the Group considers each segment as a separate performance obligation and recognizes the revenues of each segment as the trip takes place. Tickets sold by other airlines where the Group provides transportation are recognized as passenger income at the estimated value that will be billed to the other airline when the trip is provided.

Reimbursable tickets usually expire after one year from the date of issuance. Non-refundable tickets generally expire on the date of the intended trip, unless the date is extended by customer notification on or before the scheduled travel date. Rates for unused tickets that are expected to expire are recognized as revenue, based on historical data and experience, supported by a third valuation specialist to assist management in this process. The Group periodically evaluates this liability and any significant adjustment is recorded in the consolidated statements of comprehensive income. These adjustments are mainly due to differences between actual events and circumstances such as historical sales rates and customer travel patterns that may result in refunds, changes or expiration of tickets that differ substantially from the estimates. The Group evaluates its estimates and adjusts deferred revenue for unearned transportation and revenue for passenger transport when necessary, .

The various taxes and fees calculated on the sale of tickets to customers are collected as an agent and sent to the tax authorities. The Group records a liability when taxes are collected and deregisters it when the government entity is paid.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(ii)	Frequent flyer

The Group has a frequent flyer program “LifeMiles”, that is managed by LifeMiles Ltd, a subsidiary of the Group. which airlines buy lots of miles to be granted to member costumers of the program. The purpose of the program is designed to retain and increase travelers’ loyalty by offering incentives to travelers for their continued patronage. Under the LifeMiles program, miles are earned by flying on the Group’s airlines or its alliance partners and by using the services of program partners for such things as credit card use, hotel stays, car rentals, and other activities. Miles are also directly sold through different distribution channels. Miles earned can be exchanged for flights or other products or services from alliance partners.

The liabilities for the accumulated miles are recognized under “Frequent Flyer Deferred Revenue” (See Note 21) until the miles are redeemed.

The Group recognizes the revenue for the redemption of miles at the time of the exchange of miles. They are calculated based on the number of miles redeemed in a given period multiplied by the cumulative weighted average yield (CWAY), which leads to the decrease of “ Frequent Flyer Deferred Revenue “.

Breakage estimates are reviewed every semester. If a change in the estimate is presented, the adjustments will be accounted for prospectively through the income, with an adjustment of “update” to the corresponding deferred income balances.

(g)	Income tax

Income tax expense comprises current and deferred taxes and is accounted for in accordance with IAS 12 “Income Taxes”.

(i)	Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity or in other comprehensive income recognized in the consolidated statement of changes in equity or consolidated statement of comprehensive income, respectively. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

(ii)	Deferred income tax

Deferred tax is recognized for temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Deferred tax assets are recognized to the extent that is probable that the temporary differences, the carry forward of unused tax credits and any unused tax losses can be utilized, except:

•

Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•

In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax laws enacted or substantively enacted at the reporting date.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re–assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax relating to items recognized outside profit or loss is recognized in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but the Group intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(h)	Property and equipment

(i)	Recognition and measurement

Flight equipment, property and other equipment are measured at cost less accumulated depreciation and accumulated impairment losses in accordance with IAS 16 “Property, Plant and Equipment”.

Property, operating equipment, and improvements that are being built or developed for future use by the Group are recorded at cost as under–construction assets. When under–construction assets are ready for use, the accumulated cost is reclassified to the respective property and equipment category.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gain and losses on disposal of an item of flight equipment, property and equipment are determined by comparing the proceeds from disposal with the carrying amount.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(ii)	Subsequent costs

The costs incurred for major maintenance of an aircraft’s fuselage and engines are capitalized and depreciated over the shorter period to the next scheduled maintenance or return of the asset. The depreciation rate is determined according to the asset’s expected useful life based on projected cycles and flight hours. Routine maintenance expenses of aircraft and engines are charged to income as incurred.

(iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in the consolidated statement of comprehensive income on a straight–line basis over the estimated useful lives of flight equipment, property and other equipment, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Rotable spare parts for flight equipment are depreciated on the straight–line method, using rates that allocate the cost of these assets over the estimated useful life of the related aircraft. Land is not depreciated.

Estimated useful lives are as follows:

Estimated useful life (years)
Flight equipment:
Aircraft	10 – 30
Aircraft components and engines	Useful life of fleet associated with component or engines
Aircraft major overhaul repairs	4 – 12
Rotable parts	Useful life of fleet associated
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement
Administrative Property	20 – 50
Vehicles	2 – 10
Machinery and equipment	2 – 15

Residual values, amortization methods and useful lives of the assets are reviewed and adjusted, if appropriate, at each reporting date.

The carrying value of flight equipment, property and other equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group receives credits from manufacturers on acquisition of certain aircraft and engines that may be used for the payment of maintenance services, training, acquisition of spare parts and others. These credits are recorded as a reduction of the cost of acquisition of the related aircraft and engines and against other accounts receivable. These amounts are then charged to expense or recorded as an asset, when the credits are used to purchase additional goods or services. These credits are recorded within other liabilities in the consolidated statement of financial position when awarded by manufacturers.

(iv)	Revaluation and other reserves

Administrative property in Bogota, Medellín, El Salvador, and San Jose is recorded at fair value less accumulated depreciation on buildings and impairment losses recognized at the date of revaluation. Valuations are performed with sufficient frequency to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. A revaluation reserve is recorded in other comprehensive income and credited to the asset revaluation reserve in equity. However, to the extent that it reverses a revaluation deficit of the same asset previously recognized in profit or loss, the increase is recognized in profit and loss. A revaluation deficit is recognized in the other comprehensive income, except to the extent that it offsets an existing surplus on the same asset recognized in the asset revaluation reserve. Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

(i)	Non-current assets available for sale and discontinued operations

Non-current assets and groups of assets for disposal that are classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. Non-current assets and groups of assets for disposal are classified as held for sale if their carrying amount will be recovered mainly through a sale transaction, rather than through continued use. This condition is considered fulfilled only when the sale is highly probable and the asset or group of assets for disposal are available, in their current conditions, for immediate sale. The Administration must be committed to the sale, and it must be expected that the sale complies with the necessary requirements for its recognition as such, within the year following the date of classification.

Property and equipment and intangible assets, once classified as held for sale, are not subject to depreciation or amortization.

(j)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases in accordance with IAS 17 “Leases”. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in interest expense in the consolidated statement of comprehensive income.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the lease term.

Operating lease payments are recognized as an operating expense in the consolidated statement of comprehensive income during the lease term.

Gains or losses related to sale–leaseback transactions classified as an operating lease after the sale are accounted for as follows:

(i)	They are immediately recognized as other (expense) income when it is clear that the transaction is established at fair value;

(ii)

If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however, if the loss is compensated by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term;

(iii)

In the event of the sale price is higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

If the sale–leaseback transactions result in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term as an other income

(k)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets in accordance with IAS 23 “Borrowing Costs”. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

(l)	Intangible assets

Intangible assets acquired separately are initially measured at cost in accordance with IAS 38 “Intangible Assets”. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in the consolidated statement of comprehensive income in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or in the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of comprehensive income within depreciation and amortization.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash–generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains and losses arising from the de–recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of comprehensive income when the asset is derecognized.

Goodwill is measured initially at cost, represented by the excess of the sum of the consideration transferred and the amount recognized for the non-controlling interest, with respect to the net of the identifiable assets acquired and the liabilities assumed. If this consideration is less than the fair value of the net assets acquired, the difference is recognized as a gain at the date of acquisition.

After initial recognition, Goodwill is measured at cost less any accumulated impairment loss. For the purpose of impairment tests, Goodwill acquired in a business combination is assigned, from the date of acquisition, to each company acquired, that we consider a cash generating unit.

The Group’s intangible assets include the following:

(i)	Software and webpages

Acquired computer software licenses are capitalized on the basis of cost incurred to acquire, implement and bring the software into use. Costs associated with maintaining computer software programs are expensed as incurred. In case of development or improvement to systems that will generate probable future economic benefits, the Group capitalizes software development costs, including directly attributable expenditures on materials, labor, and other direct costs.

Acquired software cost is amortized on a straight-line basis over its useful life.

Licenses and software rights acquired by the Group have finite useful lives and are amortized on a straight–line basis over the term of the contract. Amortization expense is recognized in the consolidated statement of comprehensive income.

(ii)	Routes and trademarks

Routes and trademarks are carried at cost, less any accumulated amortization and impairment. The useful life of intangible assets associated with routes and trademark rights are based on management’s assumptions of estimated future economic benefits. The intangible assets are amortized over their useful lives of between two and thirteen years.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Certain routes and trademarks have indefinite useful lives and therefore are not amortized, but tested for impairment at least at the end of each reporting period. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

The Group expects to provide an indefinite service on the routes it has determined with an indefinite useful life and expects the support infrastructure to be maintained at those airports during the entire time that the routes exist. The analysis of demand and cash flows supports these assumptions because the facts and circumstances support the ability of the entity to continue providing air service indefinitely.

(iii)	Contract–based intangible assets

The useful life of intangible assets associated with contract rights and obligations is based on the term of the contract and are carried at cost, less accumulated amortization and related impairment.

(iv)	Other intangible rights

Contains projects related to technological developments to generate efficiencies in the operation. Research costs are expensed as incurred. Development expenditures on an individual project are recognised as an intangible asset when the Group can demonstrate:

•	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale

•	Its intention to complete and its ability and intention to use or sell the asset

•	How the asset will generate future economic benefits

•	The availability of resources to complete the asset

•	The ability to measure reliably the expenditure during development

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortisation and accumulated impairment losses. Amortisation of the asset begins when development is complete and the asset is available for use. It is amortised over the period of expected future benefit. Amortisation is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

(m)	Financial instruments – initial recognition, classification and subsequent measurement

(i)	Financial assets

Financial assets are classified in the initial recognition as follows:

•	Measured at amortized cost,

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	At fair value through changes in other comprehensive income (OCI) and

•	At fair value through profit or loss.

The classification of financial assets in the initial recognition depends on the characteristics of the contractual cash flow of the financial asset and the Group’s business model for its administration. With the exception of commercial accounts receivable that do not contain a significant financing component, the Group initially measures a financial asset at its fair value plus, (in the case of a financial asset that does not obtain profit or loss), transaction costs. Commercial accounts receivable that do not contain a significant financing component are measured at the transaction price determined in accordance with IFRS 15.

For a financial asset to be classified and measured at amortized cost or at fair value through OCI, it must give rise to cash flows that are “only capital and interest payments (OCI)” over the outstanding principal amount. This evaluation is known as the SPPI test and is performed at the instrument level.

The Group’s business model for the management of financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from the collection of contractual cash flows, the sale of financial assets or both.Purchases or sales of financial assets that require the delivery of assets within a time frame established by regulation or convention in the market (regular operations), are recognized on the trading date, that is, the date on which the Group Commit to buy or sell the asset.

Subsequent measurement

For subsequent measurement purposes, financial assets are classified into four categories:

•	Financial assets at amortized cost (debt instruments)

•	Financial assets at fair value through OCI with effect on accumulated gains and losses (debt instruments)

•	Financial assets designated at fair value through OCI without effect on accumulated gains and losses upon derecognition (equity instruments)

•	Financial assets at fair value through profit or loss

Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if the following conditions are met:

•	The financial asset is maintained within a business model with the objective of maintaining financial assets in order to collect the contractual cash flows.

•	The contractual terms of the financial asset give rise on specific dates to the cash flows that are only payments of the principal and interest on the principal amount pending payment.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Financial assets at amortized cost are subsequently measured using the effective interest method (EIM) and are subject to impairment. Profits and losses are recognized in results when the asset is written off, modified or impaired.

The Group’s financial assets at amortized cost include trade accounts receivable, accounts receivable with related parties, accounts receivable from employees and other non-current financial assets.

Financial assets at fair value through OCI (debt instruments)

The Group measures debt instruments at fair value through OCI if the following conditions are met:

•	The financial asset is maintained within a commercial model with the objective of maintaining both to collect contractual cash flows and sell.

•	The contractual terms of the financial asset give rise on specific dates to the cash flows that are only payments of the principal and interest on the principal amount pending payment.

For debt instruments at fair value through OCI, interest income, exchange revaluation and impairment losses or reversals are recognized in the other comprehensive income and are calculated in the same manner as for financial assets measured at amortized cost. The remaining changes in fair value are recognized in OCI. After derecognition, the change in accumulated fair value recognized in OCI is recognized in profit or loss.

Financial assets designated at fair value through OCI (equity instruments)

After initial recognition, the Group may elect to irrevocably classify its capital investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments. The classification is determined instrument by instrument.

Gains and losses on these financial assets are never recognized as gains or losses. Dividends are recognized as other income in the income statement when the right to payment has been established, except when the Group benefits from such income as a recovery of part of the cost of the financial asset, in which case such earnings are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment evaluation.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated at initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the short term. Derivatives, including embedded implicit derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not only capital and interest payments are classified and

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

measured at fair value through profit or loss, regardless of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, as described above, debt instruments can be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are recorded in the statement of financial position, at fair value with net changes, recognized in the statement of comprehensive income.

This category includes derivatives and listed equity investments that the Group had not irrevocably chosen to be classified at fair value through OCI. Dividends on listed equity investments are also recognized as other income in the statement of comprehensive income when the right to payment has been established.

(ii)	Impairment of financial assets

The Group recognizes a reserve for expected credit losses (ECL) for all debt instruments that are not held at fair value through profit or loss. The ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive.

For trade accounts receivable and contractual assets, the Group applies a simplified approach when calculating ECL. Therefore, the Group does not track changes in credit risk, but recognizes a loss adjustment based on ECL for life at each reporting date. The Group has established a provision matrix that is based on its historical experience of credit losses, adjusted by specific prospective factors for debtors and the economic environment.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized primarily when:

•	The rights to receive cash flows from the asset have expired

•

The Group has transferred its rights to receive cash flows from the asset or has assumed the obligation to pay the cash flows received in full without significant delay to a third party under a “transfer” agreement, and (a) the The Group has transferred substantially all the risks and benefits of the asset, or (b) the Group has not transferred or retained substantially all the risks and benefits of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a transfer agreement, it evaluates whether and to what extent it has retained the risks and benefits of ownership. When it has not transferred or retained substantially all the risks and benefits of the asset, nor transferred control of the asset, the Group continues to recognize the asset transferred to the extent of its continued participation. In this case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The continuous participation that takes the form of a guarantee on the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group may have to repay.

(iii)	Financial liabilities

Financial liabilities are classified, on initial recognition, as financial liabilities at fair value through profit or loss, loans and debt, accounts payable, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are initially recognized at fair value and, in the case of loans and debt and accounts payable, net of directly attributable transaction costs.

The Group’s financial liabilities include trade accounts payable and other accounts payable, loans and debt, including bank overdrafts and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated at initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the short term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in the hedging relationships defined by IFRS 9. Separate embedded derivatives are also classified as held for trading unless they are designated as equity instruments. effective coverage.

Gains or losses on liabilities held for trading are recognized in the consolidated statement of income.

The financial liabilities designated in the initial recognition at fair value through profit or loss are designated at the initial recognition date, and only if the criteria of IFRS 9 are met. The Group has not designated any financial liability at fair value with changes in results.

Loans carried at amortized cost

This is the most relevant category for the Group. After initial recognition, interest-bearing loans are subsequently measured at amortized cost using the effective interest method (EIM). Profits and losses are recognized in results when liabilities are derecognized in accounts, as well as through the EIM amortization process.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The amortized cost is calculated taking into account any discount or premium on the acquisition and the fees or costs that are an integral part of the EIM. The amortization of the EIM is included as financial costs in the income statement.

This category generally applies to loans and debt that accrue interest.

Derecognition financial instruments

Financial liability is derecognised when the obligation under the liability is canceled or expires. When an existing financial liability is replaced by another of the same lender in substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as the derecognition of the original liability and recognition of a new liability. The difference in the respective carrying amounts is recognized in the income statement.

(iv)	Compensation of financial assets and liabilities

Financial assets and liabilities are offset and the net amount is recorded in the consolidated statements of financial position, if and only if, you have the legal right to offset the amounts recognized and there is an intention to cancel them on a net basis, or, to realize the assets and cancel the liabilities simultaneously.

(v)	Fair value of financial instruments

The fair value of the financial instruments that are traded in the active markets on each reporting date is based on the prices quoted on the market (on the prices of purchase and sale prices on the stock exchange), not including deductions for transaction costs.

In the case of financial instruments that are not traded in active markets, fair value is determined using valuation techniques. Such techniques may include recent purchase and sale transactions at arm’s length prices, reference to the fair value of other basically identical financial instruments, an analysis of the discounted cash flow, or recourse to other valuation models.

Note 30 includes an analysis of the fair values of financial instruments and more details on how they are valued.

(n)	Derivative financial instruments and hedge accounting

The Group uses derivative financial instruments such as forward currency contracts, interest rate contracts and forward commodity contracts to hedge its foreign currency risks, interest rate risks and commodity price risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into. Subsequent to initial recognition, derivatives are carried at fair value as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Future contracts from commodities that are entered into and continue to be held for the purpose of the receipt or delivery of a non–financial item in accordance with the Group’s expected purchase, sale or usage requirements are held at cost.

Any gains or losses arising from changes in the fair value of derivatives are taken directly into the consolidated statement of comprehensive income, except for the effective portion of derivatives assigned as cash flow hedges, which is recognized in other comprehensive income.

Cash flow hedges

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges which meet the strict criteria for hedge accounting are accounted for as follows:

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the equity, while any ineffective portion of cash flow hedge related to operating and financing activities is recognized immediately in the consolidated statement of comprehensive income.

Amounts recognized as other comprehensive income are transferred to the consolidated statement of comprehensive income when the hedged transaction affects earnings, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non–financial asset or non–financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the non–financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the consolidated statement of comprehensive income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

The Group uses forward currency contracts and cross currency swaps as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in the commodity prices. Refer to Note 27 for more details.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Current versus non–current classification of derivatives instruments

Derivative instruments that are not designated as effective hedging instruments are classified as current or non–current or separated into a current and non–current portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where the Group will hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as non–current (or separated into current and non–current portions) consistent with the classification of the underlying item.

Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non–current portion only if a reliable allocation can be made

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through other comprehensive income.

(o)	Expendable spare parts and supplies

Expendable spare parts relating to flight equipment are measured at the lower of average cost and net realizable value. Net realizable value is the estimated base stock cost reduced by the allowance for obsolescence.

(p)	Impairment of non–financial assets

We review flight equipment and other long-lived assets used in operations for impairment losses when events and circumstances indicate the assets may be impaired. Factors which could be indicators of impairment include, but are not limited to, (1) a decision to permanently remove flight equipment or other long lived assets from operations, (2) significant changes in the estimated useful life, (3) significant changes in projected cash flows, (4) permanent and significant declines in fleet fair values and (5) changes to the regulatory environment. For long-lived assets held for sale, we discontinue depreciation and record impairment losses when the carrying amount of these assets is greater than the fair value less the cost to sell.

For purposes of this testing, the Group has generally identified the aircraft fleet type as the lowest level of identifiable cash flows. An impairment charge is recognized when the asset’s carrying value exceeds the greater value of its net undiscounted future cash flows or its fair market value. The amount of the charge is the difference between the asset’s carrying value and fair market value.

Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired. Goodwill and indefinite-lived assets are reviewed for impairment on an annual basis or on an interim basis whenever a triggering event occurs.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(q)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand and short–term deposits with original maturity of three months or less, which are subject to an insignificant risk of change in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short–term deposits as defined above, net of outstanding bank overdrafts, if any.

(r)	Maintenance deposits

Maintenance deposits correspond to deposits paid to lessors based on cycles, flight hours, or fixed monthly amounts, depending on the specific nature of each provision. Rates used for the calculation and monthly amounts are specified in each lease agreement. The maintenance deposits paid to aircraft lessors are recorded within “Deposits and other assets” when they are susceptible for recovery, to the extent that such amounts are expected to be used to fund future maintenance activities. Deposits that are not probable of being used to fund future maintenance activities are expensed as incurred.

The maintenance deposits refer to payments made by the Group to leasing companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated statement of financial position are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to the Group after the execution of a quialifying maintenance service or when the leases are completed, according to the contractual conditions. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occurs when the amounts used in future maintenance services are lower than the amounts deposited. Any excess amounts expected to be retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Payments related to maintenance that the Group does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

(s)	Security deposits for aircraft and engines

The Group must pay security deposits for certain aircraft and engine lease agreements. Reimbursable aircraft deposits are stated at cost.

Deposits that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Such assets are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Deposits for guarantee and collateral are represented by amounts deposited with lessors, as required at the inception of the lease agreements. The deposits are typically denominated in U.S. Dollars, do not bear interest and are reimbursable to the Group upon termination of the agreements.

(t)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

Provisions are set up for all legal claims related to lawsuits for which it is probable that an outflow of funds will be required to settle the legal claims obligation and a reasonable estimate can be made. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, available case law, the most recent court decision and their relevance in the legal system, as well as the assessment of legal counsel.

If the effect of the time value of money is material, provisions are discounted using a current pre–tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financial cost.

For certain operating leases, the Group is contractually obligated to return aircraft in a defined condition. The Group recognizes for restitution costs of the aircraft held under operating leases and accumulates them monthly during the term of the lease contract. Restitution costs are based on the net present value of the estimated average costs of returning the aircraft and are recognized in the consolidated statement of comprehensive income in “Maintenance and repairs.”

(u)	Employee benefits

The Group sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Group has also agreed to provide certain additional post–employment benefits to senior employees in Colombia. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method.

Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on Colombian Government bonds), and less the fair value of plan assets out of which the obligations are to be settled. Plan assets are held by CAXDAC, nor can they be paid directly to the Group. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Under IAS 19 (issued in June 2011 and amended in November 2013), the Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period. It takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The net interest on the net defined benefit liability (asset) comprises:

•	Interest income on plan assets.

•	Interest cost on the defined benefit obligation; and

•	Interest on the effect of the asset ceiling

Additionally the Group offers the following employee benefits:

(i)	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an expense in the consolidated statement of comprehensive income when they are due.

(ii)	Termination benefits

Termination benefits are recognized as an expense at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

(v)	Employee benefits

The Company updated its share-based payment plan, by which eligible participants receive payments with virtual shares of Avianca Holdings S.A. that are quoted in NYC, as long as certain conditions and short-term indicators are met. The Company accounts for the Share-based Plan as a stock-based payment settled in cash in accordance with the provisions of IFRS 2 “Share-based Payments”, whereby the Company accumulates a liability at the end of each reporting period based on the estimated fair value of the prizes that are expected to be exchanged.

(w)	Prepaid expenses

(i)	Prepaid commissions

Commissions paid for tickets sold are recorded as prepaid expenses and expensed when the tickets are used.

(ii)	Prepaid rent

Prepaid rent for aircraft corresponds to prepaid contractual amounts that will be applied to future lease payments over a term of less than one year.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(x)	Interest income and interest expense

Interest income comprises interest income on funds invested (including available–for–sale financial assets), changes in the fair value of financial assets at fair value through the consolidated statement of comprehensive income and gains on interest rate hedging instruments that are recognized in the consolidated statement of comprehensive income. Interest income is recognized as accrued in the consolidated statement of comprehensive income, using the effective interest rate method.

Interest expense comprises interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through the consolidated statement of comprehensive Income, and losses on interest rate hedging instruments that are recognized in the consolidated statement of comprehensive income. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the consolidated statement of comprehensive income using the effective interest method.

(4)	New and amended standards and interpretations

4.1 Amendments to IFRSs that are mandatorily effective for the current year

The Group has applied for the first time some standards and modifications to the standards, which were effective for the periods beginning on January 1, 2018. The Group has not applied any standard, interpretation or modification that has been issued but is not yet effective.

The Group applied for the first time IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, this application generated a decrease in equity of $199,549 distributed as follows: $199,765 for application of IFRS 15 and ($216) for IFRS 9.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, which establishes a five-step model to determine the time and amount by which revenues should be recognized. The new standard replaces existing revenue recognition guidelines, including IAS 18 Revenue from Ordinary Activities, IAS 11 Construction Contracts and IFRIC 13 Loyalty Programs with Customers.

The standard was effective for annual periods beginning on January 1, 2018 and its early adoption is allowed. For its adoption, the standard allows choosing between the total retrospective method and the cumulative effect method. The Group adopted IFRS 15 on January 1, 2018, using the modified retrospective approach that does not require the restatement of previous financial statements.

The Group completed its qualitative and quantitative assessment of the impacts of the adoption of IFRS 15 in its consolidated financial statements. The evaluation included, among others, the following activities:

•	Analysis of the contracts concluded with clients and their main characteristics;

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	Identification of the performance obligations included in said contracts;

•	Determination of the price of the transaction and the effects caused by the variable considerations;

•	Analysis of the payments made to customers, including their proper classification and presentation in the income statement (net of income);

•	Assignment of the transaction amount to each performance obligation;

•	Analysis of the moment in which the income must be recognized by the Group, either at a moment in time or in the course of time, as appropriate;

•	Analysis of the impacts that the adoption of IFRS 15 has originated in the Group’s accounting policies, processes and internal controls, as well as;

The accounting policies at the consolidated level, as well as at the level of the subsidiaries in relation to the recognition of income, had already been subject to the approval of the Group’s Audit Committee and establish the new bases for accounting for the revenue from contracts with customers under IFRS 15. Likewise, the Group analyzed the aspects related to internal control derived from the adoption of IFRS 15, with the objective of ensuring that the Group’s internal control environment is appropriate for the purposes of the financial reporting process.

The group recognizes revenue from the following main sources:

(i)	Passengers

(ii)	Cargo and others

Management used the alternative transition method to adopt IFRS 15.

The majority of the revenues are generated from the ticket sale, which will continue to be recognized as the flight service is provided. The evaluation included an estimate of the impact that the new revenue standard will have on the accounting of revenue from passengers and cargo and others, both with all the sub-revenue categories that roll up to these two items in total.

Upon adoption of IFRS15, revenues for ancillaries associated with changes in date, destination or passanger name are recognized at the time of use dateand classified in “Passanger revenue”. Previously this ancilliaries, were recognized when changes were requested and it was classified under “Cargo and other revenue”.

Under IFRS15, ancilliaries revenues are not considered to be a separate performance obligation, and are combined with the existing performance obligation and accounted for as if they were part of the original ticket sale transaction. Therefore, the original price of the ticket and the amount paid for the ancilliaries are combined and considered to be one single performance obligation, which is deferred and recognized as “Passenger revenues” when the related consideration is satisfied. The impact of the change was USD $6,840 and resulted upon adoption, in an increase of the air traffic liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

For revenue arrangements associated with the LifeMiles loyalty program, the Group concluded that there is only one performance obligation, and as such, that loyalty revenue should be recognized upon the redemption of miles by its customers. Under prior guidance, the Group was recording separately the value of marketing and branding activities from the fair value of the miles earned by its customers. As a result, upon adoption of IFRS 15 on January 1, 2018, the Group recorded an increase to Frequent flyer deferred revenue of $192,925.

Our analysis also included the evaluation of the costs to obtain and to fulfill a contract which we anticipate, given the current accounting policy in effect, will not have a significant impact as a result of the adoption of the new standard.

The current accounting policy of the Group is to recognize certain bonus associated with different commercial agreements as other income, when the agreement is signed. At the date of transition, the Group recognized non-material modifications for certain agreements signed during 2017 (whose income was recognized at the date of signature) and will defer and recognize the corresponding income over the term of the agreement as indicated in IFRS 15.

Impacts of the IFRS 15 standard adoption (As of January 1, 2018)

The effects of the adoption of IFRS 15 standard in the consolidated financial statements position of the Group’s was as follows:

	Reported as of	Application of the new standard	Reported as of
	December 31, 2017	Deferred revenue (1)(2)	January 1, 2018
Total Assets	$6,861,396	—	$6,861,396
Total Liabilities	5,521,696	199,765	5,721,461
Total Equity	1,339,700	(199,765)	1,139,935

(1)	An adjustment of $192,925, net of taxes was recognized as an increase to Frequent flyer deferred revenue.
(2)	An adjustment of $6,840 net of taxes was recognized to an increase to air traffic liability, in exchange for date, change of destination and name changes.

The effects of the adoption of IFRS 15 standard to Non-controlling interests as of January 1, 2018 was $57,958.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Impacts of the IFRS 15 standard adoption (for the year ended December 31, 2018)

The effects on the adoption of the standard in the consolidated financial statements of comprehensive income of the Group was as follows:

	Amounts for the year ended	Application of the new standard		Amounts for the year ended
	December 31, 2018 without IFRS 15	Deferred revenue adjustment (1)	Reclasifications (2)	December 31, 2018 as reported
Operating revenue:
Passager	$4,064,718	$(8,239)	$23,460	$4,079,939
Cargo and other	834,351	—	(23,460)	810,891

Total operating revenue	4,899,069	(8,239)	—	4,890,830
Total operating expenses	4,658,714	—	—	4,658,714

Operating profit	240,355	(8,239)	—	232,116
Other no operating Income and expenses	(210,760)	—	—	(210,760)

Profit before tax	29,595	(8,239)	—	21,356
Income tax expense	(20,213)	—	—	(20,213)

Net loss for the year	$9,382	$(8,239)	$—	$1,143

(1)	Corresponds to the effect of the change in the recognition of some ancilliaries until the date of flight and income from the sale of miles at the time of redemption.
(2)	In accordance with the recognition criteria of IFRS 15, the reclassification associated with the items for the income of ancilliaries is directly related to the income of passengers.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9.

IFRS 9 includes three aspects of accounting for financial instruments: classification and measurement, impairment and hedge accounting. Retrospective application is required but the presentation of comparative information is not mandatory, except for hedge accounting, for which the requirements are applied prospectively, with some exceptions.

Avianca Holdings adopted the new standard on the required effective date. During 2017, the Group carried out a detailed impact assessment of the three aspects of IFRS 9.

(a)	Classification and measurement

The Group measures all financial assets that under IAS 39 were measured at fair value.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Loans and commercial accounts receivable are maintained to collect the contractual cash flows and are expected to generate cash flows that represent only capital and interests payments. The Group analyzed the contractual characteristics of the cash flows of these instruments and concluded that they meet the criteria for measuring amortized cost according to IFRS 9. Therefore, reclassification is not required for these instruments.

(b)	Impairment

IFRS 9 requires the Group to record the expected credit losses on all its debt securities, loans and trade accounts receivable, either for 12 months or for life. The Group applied the simplified approach and record the expected lifetime losses on all trade accounts receivable. The Group determined that, due to the unsecured nature of its loans and accounts receivable, the loss allowance will decrease by $216 upon adoption with the corresponding related decrease in the deferred tax asset of $71has determined that, due to the unsecured nature of its loans and accounts receivable, the impact of the application of this standard will not be material.

(c)	Hedge accounting

The Group determined that all existing hedging relationships currently designated as effective hedging relationships will continue to qualify for hedge accounting under IFRS 9. The Group has opted not to retrospectively apply IFRS 9 in the transition to hedges where the Group excluded the forward points the coverage designation according to IAS 39. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, the application of the hedging requirements of IFRS 9 do not have a significant impact on the consolidated financial statements of the Group.

IFRIC 22- Transactions in Foreign Currency and Advance Considerations

This Interpretation provides guidance on the determination of the date of transactions for purposes of establishing the exchange rate to be used in the initial recognition of the related asset, expense or income (or the corresponding part thereof), and the derecognition of an non-monetary asset or non-monetary liability that arises from the payment or collection of the anticipated consideration in foreign currency.

This Interpretation is effective for the periods beginning on or after January 1, 2018 and is not have a significant effect on the Group’s consolidated financial statements, because the Group already accounts for transactions that involve payment or receipt of an advance consideration in a foreign currency in a manner consistent with the interpretation.

4.2 Standards issued but not yet effective

The group has not applied the following new and revised IFRSs that are not yet effective:

IFRS 16	Leases

IFRIC 23	Uncertainty over Income Tax Treatments

Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

IFRS 16 Leases

IFRS 16, Leases, must be applied from January 1, 2019. Currently, the payment obligations arising from operating leases only have to be disclosed in the Notes. The new standard requires lessees to recognize a right-of-use asset and liability on the balance sheet for all contracts that qualify as leases (with the exception of short-term leases and leases for which the underlying asset is of low value) at the lease commencement date and recognize expenses on the income statement.

The lease liability will be measured at the present value of the unpaid lease payments. Lease payments will include fixed and in-substance fixed payments, variable payments based on an index or rate, reasonably certain purchase options, termination penalties, fees paid by the lessee to the owners of a special-purpose entity for restructuring the transaction, and probable amounts the lease will owe under a residual value guarantee. Lease payment will not include variable lease payment other than those that depend on an index or a rate, any guarantee by the lessee of the lessor’s debt, or any amount allocated to non-lease components.

The group will initially measure the value of the right-of-use assets for the value of the lease liability and include the value of the payments made before the start of the lease, any initial direct cost incurred by the tenant, and the return condition costs of the underlying assets.

The Group will adopt the modified retrospective approach to introduction of this standard. Under this approach, the comparable figures for the previous year are not adjusted and all adjustment effects as of January 1, 2019 are therefore to be presented as adjustments to retained earnings,

The Group are completing its assessment of the impacts of the adoption of IFRS 16 in its consolidated financial statements. The evaluation includes:

•	Aircraft Leases:

As of December 31, 2018, the Group had 54 aircraft under operating leases, and The Group expects to record such aircraft as right-of-use assets and liabilities of the Group with the requirement of the new standard.

Right-of-use assets will be accounted for under IAS 16, Property, Plant and Equipment. Aircraft recorded as right-of-use will have be depreciated over the lease term and any qualifying maintenances events will be capitalized and depreciated over the lease term expected and expected maintenance life. Provisions for end-of-lease conditions will be recorded on aircraft leases as a part of the right-of-us assets and any changes to the provision will be recognized as an adjustment to the right-of-use asset and subsequently amortized to the income statement over de remaining term of the lease.

•	Property Leases

The Group has leases related to airport terminal operations space and other real states. For leases related to terminal operations space, there are generally effective substitution rights in the hands of the lessor and therefore these are not considered lease contracts under the standard. Airport terminal contracts with variable leases payments will also be excluded since variable lease payments, other

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

than those bases on an index or rate, are excluded from the measurement of the lease liability. The property leases that are expected to be recorded as right-of-use assets and the leases liabilities under the new standard which relate to Group offices

•	Other Leases

Other leases related to vehicles, machinery, technology Equipment has been evaluated, discarding short-term contracts and low-value assets, and contracts associated with vehicles are mainly recognized as assets of right-of-use

•	Main Impacts

At the date of initial application, the Group will expect an increase pre-tax in assets and financial obligations in the range of $900,000 and $1,100,000, with a lower or neutral impact in equity. The Group will apply the incremental rate which ranges from 4.5% to 6%, depending on the nature of the underlying asset.

The impacts on the income statement, will be an elimination of aircraft rent and will be replaced by a depreciation of the right-use of asset and interest cost on the lease liability. These changes in presentation are not likely to have any significant impact on the result from operating profit. In addition, the change in the presentation of the expenses related to operating leases will result in a transfer from cash flow from financing activities to cash flow from operating activities as the lease payments no longer affect the operating cash flow and are instead recognized as interest and redemption payments within cash flow from financing activities.

IFRIC 23- Uncertainty over Income Tax Treatments

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the date of the transactions for each payment or receipt of advance consideration. This Interpretation does not have any impact on the Group’s consolidated financial statements.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The Group’s accounting policy for cash-settled share based payments is consistent with the approach clarified in the amendments. In addition, the Group has no share-based payment transaction with net settlement features for withholding tax obligations . Therefore, these amendments do not have any impact on the Group’s consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(5)	Segment information

The Group reports information by segments as established in IFRS 8 “Operating segments”. The Group has two reportable segments, as follows:

•	Air transportation: Corresponds to passenger and cargo operating revenues on scheduled flights and freight transport, respectively.

•	Loyalty: Corresponds to the coalition loyalty program, the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A.

The Board of Directors is the Chief Operating Decision Maker (CODM) and monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements. The Group’s operational information by reportable segment for the year ended December 31, 2018 are as follows:

	For the year ended December 31, 2018
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue: (2)
External customers	$4,577,021	$313,809	—	$4,890,830
Inter-segment	148,882	1,867	(150,749)	—

Total operating revenue	4,725,903	315,676	(150,749)	4,890,830
Cost of loyalty rewards	55,071	154,887	(140,376)	69,582
Operating expenses	4,171,344	38,382	(9,981)	4,199,744
Depreciation, amortization and impairtment	388,960	12,976	(12,548)	389,388

Operating profit	110,529	109,429	—	232,116
Interest expense	(182,230)	(30,064)	—	(212,294)
Interest income	8,062	2,053	—	10,115
Derivative instruments	567	(827)	—	(260)
Foreign exchange	(9,238)	18	—	(9,220)
Equity Method	899	—	—	899
Income tax expense	(20,258)	45	—	(20,213)

Net (loss) profit for the period	$(91,669)	$80,656	$12,156	$1,143

Total Assets	$7,083,405	$248,937	$(228,566)	$7,103,776

Total Liabilities	$5,426,718	$862,834	$(163,370)	$6,126,182

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group’s operational information by reportable segment for the year ended December 31, 2017 are as follows:

	For the year ended December 31, 2017
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue: (2)
External customers	$4,167,658	$274,026	$—	$4,441,684
Inter-segment	112,037	4,366	(116,403)	—

Total operating revenue	4,279,695	278,392	(116,403)	4,441,684
Cost of loyalty rewards	55,604	126,505	(105,967)	76,142
Operating expenses	3,741,852	30,122	(13,489)	3,758,485
Depreciation and, amortization	313,314	12,876	(12,777)	313,413

Operating profit	168,925	109,429	—	293,644
Interest expense	174,657	8,675	—	183,332
Interest income	(12,978)	(1,550)	—	(14,528)
Derivative instruments	2,536	—	—	2,536
Foreign exchange	20,161	2	—	20,163
Income tax expense	19,457	652	—	20,109

Net (loss) profit for the Period	$(34,908)	$101,110	$15,830	$82,032

Total Assets	$6,796,848	$248,919	$(184,371)	$6,861,396

Total Liabilities	$5,082,763	$545,951	$(107,018)	$5,521,696

The Group’s operational information by reportable segment for the year ended December 31, 2016 are as follows:

	For the year ended December 31, 2016
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue: (2)
External customers	$3,898,271	$240,067	$—	$4,138,338
Inter-segment	89,071	3,834	(92,905)	—

Total operating revenue	3,987,342	243,901	(92,905)	4,138,338
Cost of loyalty rewards	53,901	120,589	(78,785)	95,705
Operating expenses	3,509,122	19,617	(14,122)	3,514,617

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	For the year ended December 31, 2016
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Depreciation and, amortization	269,534	12,789	(12,777)	269,546
Interest expense	172,381	249	—	172,630
Interest income	(13,960)	906	—	(13,054)
Derivative instruments	(3,321)	—	—	(3,321)
Foreign exchange	23,952	(13)	—	23,939
Income tax expense	32,384	1,706	—	34,090

Net (loss) profit for the Period	$(56,651)	$88,058	$12,779	$44,186

Total Assets	$6,328,740	$227,382	$(204,787)	$6,351,335

Total Liabilities	$4,842,190	$203,542	$(114,658)	$4,931,074

(1)	2018 Financial Information is prepared under IFRS 15 “Revenue from Contracts with clients” and for 2017 and 2016 it was prepared under IFRIC13 “ Customer loyalty programmes”
(2)	Loyalty revenue for miles redeemed is allocated to passenger revenue and, other loyalty revenue is recorded in other revenue.

The results, assets and liabilities allocated to the loyalty segment reportable correspond to those attributable directly to the subsidiary LifeMiles Corp., and exclude assets, liabilities, income and expenses of the loyalty program recognized by the Group’s Subsidiaries.

Inter-segment revenues are eliminated upon consolidation and reflected in the “Eliminations” column.

The Group’s revenues by geographic area for the years ended December 31, 2018, 2017 and 2016 are as follows:

	For the year ended December 31,
	2018	2017	2016
United States of America	$462,091	$565,910	$539,365
Central America and the Caribbean	248,896	539,682	442,841
Colombia	2,580,979	1,961,600	1,831,218
South America (excluding–Colombia)	732,586	933,569	840,934
Other	866,278	440,923	483,980

Total operating revenue	$4,890,830	$4,441,684	$4,138,338

The Group allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(6)	Financial risk management

The Group has exposure to different risks from its use of financial instruments, namely, liquidity risk, fuel price risk, foreign currency risk, interest rate risk, credit risk and capital risk management.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board has established mechanisms for developing and monitoring the Group’s risk management policies. The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(a)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity risk is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Due to the seasonal and cyclical nature of the business and the liquidity needs for the operations and for the investments derived from the incorporation of new aircraft and the renewal of its fleet, the Group requires a very prudent management of its liquidity. This management consists of insuring, as much as possible, that there will always be sufficient liquidity to meet its obligations when they mature, under normal conditions and stress situations due to seasonality of liquidity. This management focuses on obtaining sufficient and adequate financing for its fleet assets, adapting the terms of new fleet incorporations to the growth and renewal strategies with the aim of reducing commitments of advance payment of investments above the necessary thresholds and renegotiating the long-term structural financing with sufficient margin to avoid incurring unacceptable losses or risk the reputation of the Group

As of December 31, 2018 and 2017, the Group had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $423,880, and $115,742, respectively. As of December 31, 2018 and 2017, there were $109,059, and $14,123 unused credit line balances, respectively, under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Group may withdraw funds if it has working capital requirements.

The following are the contractual maturities of non–derivative financial liabilities, including estimated interest payments. Amounts under the “Years” columns represent the contractual undiscounted cash flows of each liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2018

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter
Short–term borrowings	$119,866	$121,194	$121,194	$—	$—	$—	$—
Long–term Debt	3,300,422	3,992,304	627,272	595,696	645,103	690,558	1,433,675
Bonds	587,292	649,020	75,988	573,032	—	—	—

Total debt	4,007,580	4,762,518	824,454	1,168,728	645,103	690,558	1,433,675
Accounts payable	437,506	437,506	437,506	—	—	—	—
Accrued Expenses	108,707	108,707	108,707	—	—	—	—

Contractual maturities	$4,553,793	$5,308,791	$1,370,667	$1,168,728	$645,103	$690,558	$1,433,675

As of December 31, 2017

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter
Short–term borrowings	$79,263	$80,459	$80,459	$—	$—	$—	$—
Long–term Debt	3,063,801	3,568,473	586,446	485,333	498,336	460,022	1,538,336
Bonds	609,049	732,149	81,062	78,140	572,947	—	—

Total debt	3,752,113	4,381,081	747,967	563,473	1,071,283	460,022	1,538,336
Accounts payable	140,848	140,848	140,848	—	—	—	—
Accrued Expenses	150,513	150,513	150,513	—	—	—	—

Contractual maturities	$4,043,474	$4,672,442	$1,039,328	$563,473	$1,071,283	$460,022	$1,543,420

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(b)	Fuel price risk

The Group maintains a commodity–price–risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity–price volatility. The operations of the Group require a significant volume of jet fuel purchases. Price fluctuations of oil, which are directly related with price fluctuations of jet fuel, cause market values of jet fuel to differ from its cost and cause the actual purchase price of jet fuel to differ from the anticipated price.

All such transactions are carried out within the guidelines set by the Risk Management Committee.

The Group enters into derivative financial instruments using heating oil and jet fuel to reduce the exposure to jet fuel price risks. Such financial instruments are deemed to be highly effective hedge because changes in their fair value are closely correlated with variations in jet fuel prices. The Group determines fair value of the contracts based on the notional future curves as observed in the market; gain or loss of hedge instruments are recognized directly in net equity, through other comprehensive income (OCI), based on Hedge Accounting procedures.

Sensitivity analysis

A change in 1% in jet fuel prices would have increased/decreased profit or loss for the year by $12,163 and $9,235. This calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in jet fuel price and underlying hedging contracts. The analysis is performed on the same basis for 2017.

(c)	Foreign currency risk

The foreign currency risk arises when the Group carries out transactions and maintains monetary assets and liabilities in currencies other than its functional currency.

The functional currency used by the Group to establish the prices of its services is the US dollar. The Group sells most of its services at prices equivalent to the US dollar and a large part of its expenses are denominated in US dollars or are indexed to that currency, particularly fuel costs, maintenance costs, aircraft leases, lease payments, aircraft, insurance and aircraft components and accessories. The remuneration expenses are denominated in local currencies.

The Group maintains its freight and passenger rates in US dollars. Although sales in domestic markets are made in local currencies, prices are indexed to the US dollar.

The gain or loss in foreign currency is derived primarily from the appreciation or depreciation of the Colombian Peso against the US Dollar. For the years ended December 31, 2018, 2017 and 2016, the Group recognized a net loss from currency exchanges of $(9,220), $(20,163) and $(23,939), respectively.

The Group manages its exposure to foreign currency risk by hedging the selected balances using exchange contracts and currency swaps.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group based on its risk management policy was as follows:

	December 31, 2018
	USD	Colombian Pesos	Euros	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Others	Total
Cash and cash equivalents	$172,966	$33,822	$7,501	$—	$16,430	$20,769	$26,463	$277,951
Accounts receivable, net of expected credit losses	186,841	56,862	6,863	—	6,843	33,632	38,909	329,950
Current tax assets	67,819	108,089	1,145	1	1,551	530	52,798	231,933
Deposits and other assets	143,413	13,017	21,968	2,007	5,688	4,542	14,642	205,277
Deferred tax assets	24,535	—	—	—	—	—	38	24,573
Secured debt and bonds	(3,115,356)	(29,316)	(170,670)	—	—	—	(14,041)	(3,329,383)
Unsecured debt	(675,699)	(2,498)	—	—	—	—	—	(678,197)
Current tax liabilities	(106,897)	(22,545)	(20,721)	(23,365)	(4,509)	(5,235)	(69,436)	(252,708)
Accrued expenses	(91,118)	(20,363)	(7,577)	—	(231)	(717)	(888)	(120,894)
Provisions for return conditions	(130,160)	—	—	—	—	—	—	(130,160)
Provisions for legal claims	(2,280)	(3,191)	(160)	—	(34)	(1,354)	(790)	(7,809)
Employee Benefits	(17,938)	(137,324)	(8)	—	—	—	522	(154,748)
Deferred tax liabilities	(17,927)	—	—	—	—	—	(510)	(18,437)
Accounts payable	(382,510)	(97,830)	(1,572)	(1)	(962)	(10,968)	(22,679)	(516,522)

Net financial position exposure	$(3,944,311)	$(101,277)	$(163,231)	$(21,358)	$24,776	$41,199	$25,029	$(4,139.174)

Sensitivity analysis
Change forecast in exchange rate		(4.03)%	(5.64)%	213,662.62%	2.36%	(4.39)%
Effect on profit of the year		$(4,258)	$8,715	21,348	(570)	1,892

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	December 31, 2017
	USD	Colombian Pesos	Euros	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Others	Total
Cash and cash equivalents	$342,524	$70,957	$20,914	$11	$6,874	$19,468	$48,234	$508,982
Available-for-sale securities	—	—	—	55	—	—	—	55
Accounts receivable, net of expected credit losses	71,640	133,319	50,983	102	8,282	21,749	194,717	480,792
Secured debt and bonds	(2,931,194)	(61,784)	(127,416)	—	—	—	—	(3,120,394)
Unsecured debt	(628,767)	(2,952)	—	—	—	—	—	(631,719)
Accounts payable	(286,401)	(144,146)	(10,239)	(119)	(7,184)	(11,943)	(72,016)	(532,048)

Net financial position exposure	$(3,432,198)	$(4,606)	$(65,758)	$49	$7,972	$29,274	$170,935	$(3,294,332)

Sensitivity analysis
Change of 1% in exchange rate
Effect on profit of the year	$—	$(46)	$(658)	$—	$80	$293	$—	$—

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity analysis

The calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in the exchange rate, which is the rate that could materially affect the Group’s consolidated statement of comprehensive income.

(d)	Interest rate risk

The Group incurs interest rate risk mainly on financial obligations with banks and aircraft lessors. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps.

The Group assesses interest rate risk by monitoring and identifying changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Group maintains risk management control systems to monitor interest rate risk attributable to both the Group’s outstanding or forecasted debt obligations.

At the reporting date the interest rate profile of the Group’s interest–bearing financial instruments is:

Carrying amount – asset/(liability)	December 31, 2018	December 31, 2017
Fixed rate instruments
Financial assets	$68,706	$340,877
Financial liabilities	(3,162,548)	(3,003,336)
Interest rate swaps	5,063	2,990

Total	$(3,088,779)	$(2,659,469)

Floating rate instruments
Financial assets	14,798	$51,042
Financial liabilities	(845,031)	(748,777)

Total	$830,233	$(697,735)

At December 31, 2018, the interest rates vary from 0.44% to 12.55% (December 31, 2017: 0.44% to 12.15% ) and the main floating rate instruments are linked to LIBOR plus a spread according to the terms of each contract.

Sensitivity analysis

As of December 31, 2018 and 2017 an average increase of 1% in interest rates on short-term and long–term debt would be expected to decrease the Group’s income by $10,284 and $8,825 respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(e)	Credit risk

Credit risk is the potential loss from a transaction in the event of default by the counterparty during the term of the transaction or on settlement of the transaction. Credit exposure is measured as the cost to replace existing transactions should a counterparty default.

There are no significant concentrations of credit risk at the consolidated statement of financial position date. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

The Group conducts transactions with the following major types of counterparties:

•

Trade receivables, net of expected credit losses: The Group is not exposed to significant concentrations of credit risk since most accounts receivable arise from sales of airline tickets to individuals through travel agencies in various countries, including virtual agencies and other airlines. These receivables are short term in nature and are generally settled shortly after the sales are made through major credit card companies.

Cargo–related receivables present a higher credit risk than passenger sales given the nature of processing payment for these sales. The Group is continuing its implementation of measures to reduce this credit risk for example by reducing the payment terms and affiliating cargo agencies to the IATA Cargo Account Settlement Systems (“CASS”). CASS is designed to simplify the billing and settling of accounts between airlines and freight forwarders. It operates through an advanced global web–enabled e–billing solution.

•

Cash, cash equivalents and deposits with banks and financial institutions: In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutio(both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

•

Foreign exchange transactions:The Group minimizes counterparty credit risk in derivative instruments by entering into transactions with counterparties with which the Group has signed “International Swaps and Derivatives Association Master Agreements”. Given their high credit ratings, management does not expect any counterparty to fail to meet its contractual obligations.

(f)	Capital risk management

The Group’s capital management policy is to maintain a sound capital base in order to safeguard the Group’s ability to continue as a going concern, and in doing so, face its current and long–term obligations, provide returns for its shareholders, and maintain an optimal capital structure to reduce the cost of capital. The Group monitors capital on the basis of the debt–to–capital ratio.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Following is a summary of the debt–to/capital ratio of the Group:

		December 31, 2018	December 31, 2017
Debt	16	$4,007,580	$3,752,113
Less: cash and cash equivalents and restricted cash	7	(277,951)	(514,447)

Total net debt		3,729,629	3,237,666
Total equity attributable to the Company		1,032,282	1,415,650

Total Capital		$4,761,911	$4,653,316

Net debt–to–capital ratio		78%	68%

There were no changes in the Group’s approach to capital management during the year.

Fair value financial assets and liabilities

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position as of December 31, 2018 are as follows:

		December 31, 2018
	Notes	Carrying amount	Fair value
Financial assets
Investments	12	$67,306	$67,306
Derivative instruments	27	7,456	7,456
Plan assets	20	178,594	178,594

		$253.356	$253.356

Financial liabilities
Short term borrowings and long–term debt	16	$4,007,580	$4,022,707
Derivative instruments	28	(17)	(17)

		$4,007,563	$4,022,690

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position as of December 31, 2017 are as follows:

		December 31, 2017
	Notes	Carrying amount	Fair value
Financial assets
Derivative instruments	26	23,539	23,539
Plan assets	20	189,697	189,697

		$213,236	$213,236

		December 31, 2017
	Notes	Carrying amount	Fair value
Financial liabilities
Short term borrowings and long–term debt	16	$3,752,113	$3,587,841
Derivative instruments	26,27	137	137

		$3,752,250	$3,587,978

The fair value of the financial assets and liabilities corresponds the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Management assessed that cash and cash equivalents, account receivable, account payable and other current liabilities approximate their carrying amount largely due to the short–term maturities of these instruments.

(7)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Cash on hand and bank deposits	$264,565	$490,657
Demand and term deposits (1)	8,543	18,325

Cash and cash equivalents	273,108	508,982
Restricted cash (2)	4,843	5,465

Cash and cash equivalents and restricted cash	$277,951	$514,447

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)

As of December 31, 2018 and 2017, within the cash equivalents, there are demand and term deposits that amounted to $8,543 and $18,325, respectively. The use of term deposits depends on the cash requirements of the Group. As of December 31, 2018, term deposits accrue annual interest rates between 2,61% and 4,85% in Colombian pesos and between 2,05% and 4,59% in dollars. As of December 31, 2017, term deposits accrue annual interest rates between 3.77% and 5.52% in colombian pesos and between 2.10% and 6.50% in dollars.

(2)

As of December 31, 2018, the restricted cash includes resources in administration in an autonomous equity, which have a specific destination in relation to the object for which they were constituted, they consist among others in the payment of capital and interests to the bondholders.

(8)	Trade and other receivables

Trade and other receivables as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Trade	$258,185	$190,501
Employee advances	4,848	6,213
Other (1)	73,057	46,596

	$336,090	$243,310
Less Allowance for expected credit losses	(12,430)	(13,180)

Total	$323,660	$230,130

Net current	$288,157	$226,015
Net non–current	35,503	4,115

Total	$323,660	$230,130

(1)	Corresponds mainly to amounts charged to Rolls Royce to contractual rights acquired in connection with failures in Trent 1000 engines.

Changes during the year in the allowance as follows:

	December 31, 2018	December 31, 2017
Balance at beginning of year	$13,180	$13,256
Adjustment implementation IFRS 9 (See note 4)	(216)	—
Bad debt expense	4,526	4,363
Write–off against the allowance	(5,060)	(4,439)

Total	$12,430	$13,180

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The aging of accounts receivables at the end of the reporting period as follows:

	December 31, 2018	December 31, 2017
Neither past due nor impaired	169.589	127.046
Past due 1–30 days	33.720	23.537
Past due 31–90 days	17.506	17.151
Past due 91 days	37.370	22.767

Total	$258,185	$190,501
Allowance for expected credit losses	(12,430)	(13,180)

Net accounts receivable	$245.756	$177.321

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(9)	Balances and transactions with related parties

The following is a summary of related party transactions for the years ended December 31, 2018 and 2017:

Company	Country	December 31, 2018				December 31, 2017
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
SP SYN Participações S.A.	Brazil	$—	$—	$585	$—	$13,853	$—	$860	$—
OceanAir Linhas Aéreas, S.A.	Brazil	6,199	1,078	23,062	58,479	1,725	4,264	28,906	33,888
Aerovias Beta Corp.	Panama	—	—	—	—	977	—	—	—
Aeromantenimiento, S.A.	El Salvador	10	—	—	—	17	—	—	6,22
Transportadora del Meta S.A.S.	Colombia	13	569	19	4,781	—	222	18	3,444
Empresariales S.A.S.	Colombia	—	364	5	3,511	—	467	3	10,107
Global Operadora Hotelera S.A.S	Colombia	9	532	7	5,954	8	636	9	5,340
Synergy Aerospace Corp.	Panamá	—	—	—	—	512	1,262	—	4,201
Corp. Hotelera Internac S.A.	El Salvador	—	203	—	745	—	83	—	432
Other		59	81	6	2	112	253	23	846

Subtotal		$6,290	$2,827	$23,684	$73,472	$17,204	$7,187	$29,819	$58,880

		Receivables	Payables			Receivables	Payables
Short–term		$6,290	$2,827			$17,204	$7,187

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Accounts receivable with SP SYN Participações S.A. As of December 31, 2018 there are payments in full.

The Group has not recognized any expense or provision for doubtful accounts since it is expected that the balances will be recovered completely.

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services
Aeromantenimiento S.A.	Aircraft maintenance company that provides aircraft overhaul services to the Group.

Aerovías Beta Corp.	Accounts receivable correspond to amounts due to Latin Airways Corp. as a result of the spin-off of Aerovías Beta Corp., which led to the creation of Latin Airways Corp.

Corporación Hotelera Internacional S.A. Global Operadora Hotelera S.A.S.	Accommodation services for crews and employees of the Group.

Empresariales S.A.S.	Transportation services for employees of Avianca, S.A.

OceanAir Linhas Aéreas, S.A.	The Group provides to and receives from OceanAir logistic services, marketing and advertising, maintenance services, and training services. The Group has entered into a licensing agreement with OceanAir for the use of the Avianca trademark in Brazil. Additionally, the Group leases aircraft to OceanAir (see Note 33). On November 4, 2014, Tampa Cargo S.A.S., entered into a Block Space Agreement with OceanAir Linhas Aéreas, S.A., acquiring priority rights and a minimum guaranteed cargo capacity on certain flights of the carrier.

SP SYN Participações S.A.	Avianca, S.A. (“Avianca”) and SP SYN Participações S.A. (“SP SYN”) signed a novation of the receivables from OceanAir Linhas Aéreas, S.A. (“OceanAir”) whereby SP SYN would be the new debtor.

Synergy Aerospace Corp.	The balances of accounts receivable correspond to reserves on aircraft engines and maintenance contracts. The balances payable originate in payments executed by Synergy Aerospace Corp. on behalf of Latin Airways Corp.

Transportadora del Meta S.A.S.	It provides Avianca, S.A. ground transportation services for cargo / courier shipments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Key management personnel compensation expense

Key management personnel compensation expense recognized within “Salaries, wages, and other benefits” in the consolidated statement of comprehensive income for the years ended December 31 2018 and 2017 are as follows.

	December 31, 2018	December 31, 2017
Salaries	$13,571	$13,791
Bonuses	5,054	8,775
Social benefits	2,604	3,027
Loans	55	—
Compensation	31	73
Others	759	833

Total	$22,074	$26,499

(10)	Expendable spare parts and supplies, net of provision for obsolescence

Expendable spare parts and supplies as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Expendable spare parts	$83,151	$86,705
Supplies	7,244	10,543

Total	$90,395	$97,248

For the years ended December 31, 2018, 2017 and 2016 expendable spare parts and supplies in the amount of $84,662, $60,027 and $59,579, respectively, were recognized as maintenance expense.

Changes during the year in the allowance as follows:

	2018	2017
Balance at beginning of year	$18,631	$24,705
Expense for obsolete inventory	(3,203)	(4,858)
Write-offs against the allowance	(8,923)	(1,215)

Balance at end of year	$6,505	$18,631

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(11)	Prepayments

As of December 31, 2018 and 2017 prepaid balances are as follows:

	December 31, 2018	December 31, 2017
Prepaid commissions (1)	$27,991	$33,170
Prepaid compensations clients	37,130	29,754
Advance payments on operating aircraft leases	12,470	9,507
Premiums for insurance policies	2,401	12,142
Other	19,872	15,184

Total	$99,864	$99,757

(1)

Advance payment made to IATA for service charges made by airlines. This is mainly the case with Airlines that belong to Star Alliance for the accumulation of miles, use of VIP lounges and Reservation Systems, Travelport Global Distribution System B.V., Services of Bolivian Airports, S.A., United Airlines Inc.

(12)	Deposits and other assets

Deposits and other assets as of December 31, 2018 and 2017 are as follows:

	Notes	December 31, 2018	December 31, 2017
Short term:
Deposits with lessors (1)		$15,535	$111,229
Short term investments (2)		59,847	59,332
Guarantee deposits (3)		2,283	2,003
Others (4)		9,542	8,871

Sub–Total		87,207	181,435
Fair value of derivative instruments	26	2,566	20,549

Total		$89,773	$201,984

Long term:
Deposits with lessors (1)		73,569	$63,962
Long term investments – restricted (2)		7,459	9,214
Guarantee deposits (3)		14,715	16,531
Others (4)		14,983	23,703

Sub–Total		110,726	113,410

Fair value of derivative instruments	26	4,778	2,990

Total		$115,504	$116,400

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)

Corresponds mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Group upon completion of the maintenance event in an amount equal to the lesser of (a) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (b) the qualifying costs related to the specific maintenance event.

The variation corresponds to the change of guarantee on the debt since now the group constitutes letters of credit with the same lessor in order to ensure the payments.

(2)

Short term classification corresponds to funds invested that will expire within one year. All treasury cash surpluses are invested as defined and outlined in the Group´s Investment Policy. Otherwise, they are classified as long-term. The restricted investments correspond to CDT’s and bonds constituted by the Trusts held by the Group.

(3)	Corresponds mainly to amounts paid to suppliers in connections with leasehold of airport facilities, among other service agreements.
(4)	It mainly corresponds to guarantee deposits pending return with Airbus for delivery of aircraft and funds to guarantee 15% of the outstanding amount of the debt with the bondholders.

(13)	Property and equipment, net

The main additions corresponds to:

•

Flight equipment: During the year ended December 31, 2018, the Group acquired two aircraft A-330-300, two aircraft A321-200, one aircraft B-787 and one aircraft 320 under financial leasing, in the amount of $441,175. During the year ended December 31, 2017, the Group acquired ten A-318 aircraft and one A-320, which were previously operating leases. Additionally, one aircraft B787-8, one aircraft A-300F and two A320NEO aircraft under financial leasing, valued at $ 337,083.

•

Capitalized maintenance: Additions reported for the year ended December 31, 2018 and 2017 correspond mainly to major repairs of the fuselage for $16,441 and $27,821, respectively, and major engine repairs for $197,674 and $143,786, respectively.

•

Reimbursement of predelivery payments: In the item of aircraft advances, as of December 31, 2018 and 2017, the Group capitalized loan costs of $16,355 at an average interest rate of 7.16% and $10,443 at an interest rate average of 7.30%, respectively. In addition, the Group made pre-delivery payments (“PDPs”) of 29 orders with Airbus and Boeing for the twelve months of 2018.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	Others: During the year ended December 31, 2018, the following capitalizations can be highlighted:

•	Charges associated with the phase V project transfer to El Dorado International Airport and expansion of the VIP Room for $4.267

•	Assembly of multimedia equipment in airplanes for $5,610

•	Furniture and office equipment for $726.

•	Aeronautical training and emergency practices (ATR Gate), originating a higher value of the A320 TRU flight simulator for $886.

•

Charges associated with the repair of roofs, improvements to the internal structure and surrounding land of Hangar II, located on the Bogotá air bridge for $ 607. o Charges associated with the adaptation of the new VIP Lounge at the Alfonso Bonilla International Airport and adaptation of the Santa Marta VIP Lounge Simón Bolivar International Airport for $ 295 and $ 207 respectively. o Closed Circuit Television—CCTV for phases IV, V and VIP Room El Dorado International Airport for $ 270.

•

During the year ended December 31, 2018, $25,963 was capitalized for the purchase and installation of an Airbus A320 MSN 2605 flight simulator installed in the CEO. The cost includes tariffs and taxes. It is used for personnel training.

•

During the year ended December 31, 20187, the Hangar MRO of Avianca in the Jose Maria Cordova International Airport of the municipality of Rionegro, ended with a total cost of $43,443, which consists of hangars and specialized workshops for the repair of aircraft components. , as well as infrastructure for the taxiing of aircraft, spare parts warehouses and training rooms.

During the year ended December 31, 2018, the Group obtained a gain of $70,070 related to sale and leaseback transactions:

•

Transaction results in a financial lease: $53,990 was recognice as financial leasing and it has been deferred and will be amortized over the term of financing, $4.747 were recognized in the consolidated statement of comprehensive income, as amortization.

•	Transaction results in an operating lease: $16.080 was recognice as a loss in the consolidated statement of comprehensive income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Impairtment

In 2018, the impairment loss of $53,748 represented:

•

Impairment of fleet Embraer E-190 $38,881: The write-down of the residual value has been the result of the decision to start withdrawing our Embraer-190 fleet in 2019, in the search for fleet standardization, generating benefits and operating efficiencies. This was recognized in the Consolidated Statements of Comprehensive Results. The amount of impairment as of December 31, 2018 was based on the fact that this type of fleet had a very significant decrease in market value in the current year and therefore the residual value, which is what the Group expects recovering the result of an alienation, it has had to be totally impairment.

•

Impairtment of property administrative located in Venezuela $14,867: Taking into consideration the significantly high levels of inflation that exist in Venezuela and the volatility of foreign currency exchange rates resulting from continued political instability, we recorded impairment charges of our five offices in Venezuela. As a result of these impairment charges the remaining carrying value of these administrative property is zero.

Administrative property

The Group uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Group engaged accredited independent appraisals, to assist management determine the fair value of its land and buildings. Land and buildings were revaluated at December 31, 2018 and 2017.

In order to establish the fair value of real estate as of December 31, 2018, the revaluation of land of $917 and buildings of $(967) originated from the figures determined in the technical studies (valuation) was recognized as a result a final balance of Land is recorded for $ 54.536 and $79.049 for buildings.

In the year 2018, the Group reduced the revaluation value of lands and building lacated in Colombia for an amount of $20,448, due to the effect of loss in Colombian peso that affect the fair value of property in reltation with our functional currency.

If land and buildings were measured using the cost model, the carrying amounts would be as follows:

	December 31, 2018	December 31, 2017
Cost	$102,351	$128,791
Accumulated depreciation	(10,371)	(11,230)

Net carrying amount	$91,980	$117,561

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of December 31, 2018 and 2017 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2017	$4,808,885	$555,619	$219,067	$159,303	$158,217	$294,306	$6,195,397
Additions	516,614	238,597	30,098	111,711	1,615	71,437	970,072
Disposals	(81,381)	(3,632)	(22,843)	(11,014)	(3,546)	(48,165)	(170,581)
Transfers	42	420	(481)	—	—	19	—
Transfers to assets held for sale	—	—	—	—	—	(41,402)	(41,402)
Sale of subsidiaries	—	—	—	—	—	(12,762)	(12,762)
Revaluation	—	—	—	—	(20,448)	—	(20,448)

December 31, 2018	$5,244,160	$791,004	$225,841	$260,000	$135,838	$263,433	$6,920,276

Accumulated depreciation:
December 31, 2017	$824,774	$270,780	$67,560	$—	$10,554	$140,713	$1,314,381
Additions	192,581	95,460	10,742	—	2,310	23,245	324,337
Disposals	(28,188)	(1,263)	(20,918)	—	(2,075)	(1,065)	(53,507)
Impairment	38,881	—	—	—	14,867	—	53,748
Transfers	143	—	(146)	—	—	3	—
Transfers to assets held for sale	—	—	—	—	—	(9,573)	(9,573)
Sale of subsidiaries	—	—	—	—	—	(7,558)	(7,558)

December 31, 2018	$1,028,191	$364,976	$57,238	$—	$25,656	$145,765	$1,621,826

Net:
December 31, 2017	$3,984,111	$284,839	$151,507	$159,303	$147,663	$153,593	$4,881,016

December 31, 2018	$4,215,969	$426,028	$168,603	$260,000	$110,182	$117,668	$5,298,450

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2016	$4450.572	$383.434	203.545	215 097	158.777	274.872	5.686.297
Additions	333.202	171.607	17.271	119.049	2.099	33.828	677.056
Disposals/Transfers	25.111	578	(1.729)	(174.843)	(33.676)	(14.394)	(198.973)
Revaluation	—	—	—	—	31.017	—	31.017
December 31, 2017	$4,808,885	$555,619	$219,067	$159,303	$158,217	$294,306	$6,195,397

Accumulated depreciation:
December 31, 2016	$653,415	$190,596	$62,489	$—	$9,406	$120,462	$1,036,368
Additions	177,262	81,616	6,642	—	2,229	25,351	293,100
Disposals	(5,903)	(1,432)	(1,571)	—	(1,081)	(5,100)	(15,087)

December 31, 2017	$824,774	$270,780	$67,560	$—	$10,554	$140,713	$1,314,381

Net:
December 31, 2016	$3,797,157	$192,838	$141,056	$215,097	$149,371	$154,410	$4,649,929

December 31, 2017	$3,984,111	$284,839	$151,507	$159,303	$147,663	$153,593	$4,881,016

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(14)	Intangible assets and good will, net

Intangible assets and good will, net of amortization as of December 31, 2018 and 2017 are follows:

	December 31, 2018	December 31, 2017
Routes	$34,299	$36,503
Trademarks	3,959	3,938
Software and webpages	84,470	70,927
Other intangible rights	83,042	3,938

Subtotal	205,770	115,306
Goodwill	308,033	311,273

Total Intangible Assets	$513,803	$426,579

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following is the detail of intangible assets as of December 31, 2018 and 2017:

	Goodwill	Routes	Trade-Marks	Software & Webpages	Others (1)	Total
Cost:
December 31, 2017	$314,420	$52,481	$3,938	$147,512	$8,721	$527,072

Other Acquisitions – Internally developed	—	—	21	23,888	92,726	116,635
Acquisitions / Adjustment through Business Combinations	(3,240)	—	—	—	—	(3,240)

December 31, 2018	$311,180	$52,481	$3,959	$171,400	$101,447	$640,467

Accumulated Amortization and Impairment Losses:
December 31, 2017	$3,147	$15,978	$—	$76,585	$4,783	$100,493

Amortization for the year	—	2,204	—	10,345	13,622	26,171

December 31, 2018	$3,147	$18,182	$—	$86,930	$18,405	$126,664

Carrying Amounts:
December 31, 2017	$311,273	$36,503	$3,938	$70,927	$3,938	$426,579

December 31, 2018	$308,033	$34,299	$3,959	$84,470	$83,042	$513,803

(1)

The main acquisitions of other intangibles correspond to digital transformation project for $ 28,567, the SAP project for $17,566, J2C project for $ 13,056, SOC Project for $ 8,848 and CRM project 5,936.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following is the detail of intangible assets as of December 31, 2017 and 2016:

	Goodwill	Routes	Trade- Marks	Software & Webpages	Others	Total
Cost:
December 31, 2016	$311,181	$52,481	$3,938	$120,694	$4,804	$493,098

Other Acquisitions – Internally developed	3,240	—	—	26,818	3,916	33,974

December 31, 2017	$314,421	$52,481	$3,938	$147,512	$8,720	$527,072

Accumulated Amortization and Impairment Losses:
December 31, 2016	$(3,147)	$(13,774)	$—	$(58,890)	$(4,369)	$(80,180)

Amortization for the year	—	(2,204)	—	(17,695)	(414)	(20,313)

December 31, 2017	$(3,147)	$(15,978)	$—	$(76,585)	$(4,783)	$(100,493)

Carrying Amounts:
December 31, 2016	$308,034	$38,707	$3,938	$61,804	$435	$412,918

December 31, 2017	$311,274	$36,503	$3,938	$70,927	$3,937	$426,579

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(14.1) Goodwill and intangible assets with indefinite useful life

In order to verify the impairment of goodwill acquired through business combinations and other intangibles with indefinite useful life, these have been assigned to the following Cash Generating Units (CGU):

•	Avianca Ecuador, S.A.

•	Grupo Taca Holdings Limited

•	Tampa Cargo S.A.S.

The carrying amount of goodwill and intangibles allocated to each of the CGUs:

	Avianca Ecuador		Grupo Taca Holdings Limited		Tampa Cargo S.A.S.
	2018	2017	2018	2017	2018	2017
Goodwill	$32,979	$32,979	$234,779	$234,779	$40,276	$40,276
Routes	—	—	—	—	23,463	23,463
Trademarks	—	—	—	—	3,938	3,938

The Group performed its annual impairment test in December 2018 and 2017. The Group considers the relationship between the value in use of the CGU and its book value, among other factors, when reviewing for indicators of impairment on the goodwill or any of its intangible assets. As of December 31, 2018 and 2017, the Group did not identify potential impairment of goodwill or intangible assets.

Basis for calculating recoverable amount

The recoverable amounts of CGUs have been measured based on their value-in-use.

Value-in-use is calculated using a discounted cash flow model. Cash flow projections are based on the Business plan approved by the Board covering a five year period. Cash flows extrapolated beyond the five year period are projected to increase based on long-term growth rates. Cash flow projections are discounted using the CGU’s pre-tax discount rate.

Annually the Group prepares and the Board approves five year business plans. Business plans were approved in the fourth quarter of the year. The business plan cash flows used in the value-in-use calculations reflect all restructuring of the business that has been approved by the Board and which can be executed by Management under existing agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

For each of the CGUs the key assumptions used in the value-in-use calculations are as follows:

	Aerogal		Grupo Taca Holdings Limited		Tampa Cargo S.A.S.
	2018	2017	2018	2017	2018	2017
Carrying amount of goodwill	$32,979	$32,979	$234,779	$234,779	$40,276	$40,276
Impairtment losses	—	—	—	—	—	—
Revenue growth p.a. over planning period	-0.6% to 8.9%	1.9% to 11.7%	1.3% to 9.6%	4.3% to 17.8%	0.4% to 1.9%	0.8% to 3.7%
Operating income over planning period	4.9% to 17.7%	8.5% to 14.9%	-3,0% to 2.2%	1.8% to 5.2%	8.4% to 13.9%	8.9% to 12.3%
Capital expenditures over planning period	9% to 17%	3% to 13%	9% to 13%	4% to 11%	2% to 10%	0.3% to 7.7%
Duration of planning period	5 years	5 years	5 years	5 years	5 years	5 years
Revenue growth p.a. after planning period	4.4%	6.9%	4.4%	12.9%	3.9%	5.5%
Operating Income after planning period	5.9%	13.2%	3,2%	5.2%	15.3%	11.4%
Capital expenditures after planning period	10%	7%	8%	5%	6%	6.6%
Business Enterprise Value	274.720	231.008	2.142.073	1.886.880	759.450	772.027
Discount rate	12.32%	13.03%	13.44%	14.48%	9.36%	9.6%

The projections are based on the Company’s budget, from which we calculate the unit and its growth trends to develop the 5-year projections. We also add the expectations of relative growth of other business units and their selected costs.

Macroeconomic assumptions are based on market data extracted from Bloomberg for both the expected WTI price and the expected interest rate levels, which have a direct impact on our cost projections. All costs are affected by inflation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(15)	Assets held for sale

Assets held for sale at December 31, 2018 consist of the following assets:

December 31, 2018
Flight Simulators	$31,580

Total Assets Held For Sale	$31,580

(1)

No impairment loss was recognized at the time of the reclassification of the simulators to the item as held for sale at December 31, 2018, since it is expected that the fair value less cost of sales is greater than the amount in books.

(2)

The company signed a sale agreement on January 30, 2019 with CAE International Holdings Ltd., agreeing to sell (10) ten flight simulators belonging to the Group. The simulators were in use for the provision of training services for pilots and co-pilots of civil and commercial aircraft.

(3)	The assets classified as held for sale belong to the operating segment of air transportation.

(16)	Long–term debt

Loans and borrowings, measured at amortized cost, as of December 31, 2018 and 2017 are summarized as follows:

	Notes	December 31, 2018	December 31, 2017
Current:
Short–term borrowings and current portion of long–term debt		$589,366	$542,614
Bonds		37,376	29,458

		$626,742	$572,072

Non–current:
Long–term debt		$2,830,922	$2,600,450
Bonds		549,916	579,591

		$3,380,838	$3,180,041

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Terms and conditions of the Group’s outstanding obligations for years ended December 31, 2018 and 2017 are as follows:

		December 31, 2018
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2019	5.81%	$130,858	$119,866
Long–term debt	2029	4.76%	5,249,987	3,300,422
Bonds–Colombia	2019	9.87%	81,966	28,147
Bonds– Luxembourg	2020	7.95%	550,000	559,145

Total			$6,012,811	$4,007,580

		December 31, 2017
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2018	3.96%	$85,387	$79,263
Long–term debt	2029	4.14%	4,699,338	3,063,801
Bonds–Colombia	2019	10.58%	89,266	59,808
Bonds– Luxembourg	2020	8.38%	550,000	549,241

Total			$5,423,991	$3,752,113

Below we present the detail of the debt balance by type of loan:

	December 31, 2018	December 31, 2017
Aircraft	$2,396,748	$2,288,605
Corporate	1,023,540	854,459
Bonds	587,292	609,049

	$4,007,580	$3,752,113

The majority of interests bearing liabilities are denominated in US dollars except for bonds and certain financing liabilities for working capital which are denominated in Colombian Pesos, and some aircraft debts are denominated in Euros.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The main additions for the years ended at 31 December, 2018 and 2017 corresponds to:

•	Loans (financial leasing) to finance the purchase of aircraft:

•	During 2018, the Group obtained $427.751 in loans to finance the purchase of one A320 aircraft, two A321, two A330, and one B787.

•	During 2017, the Group obtained $340.568 in loans to finance the purchase of ten A318 aircraft, one B787, one A320, two A320neo, and refinance one A319 and two A320.

•	Loans for general purposes of working capital:

•	During 2018, the Group also obtained $303,640. Mainly these loans are acquired by Lifemiles, $ 95,000 at a rate Libor + 5.5 for a term of 4 years.

•

During 2017, the Group also obtained $510,360. Amount these loans is the one acquired by LifeMiles, $300,000 at a rate LIBOR + 5.5%, for a term of 5 years, this loan is guaranteed with all tangible and intangible assets, except for some exclusions of LifeMiles Ltd and its subsidiaries, likewise this debt has financial commitments. In addition , the Group received a US $150,000 (less transaction costs) in connection with the transfer of future cash flows from certain sales of credit card tickets in the United States (related only to travel agency sales), which were sold by Avianca to USAVFlow for a period of five years.

Senior bonds

As of December 31, 2018 and 2017, the Senior Notes outstanding and the corresponding balances are as follows:

Issuing entities	Original currency	Total placed in original currency	Balance as of
			December 31,
			2018	2017
Avianca Holdings S.A., Avianca Leasing, LLC and Grupo Taca Holdings Limited	USD	550,000	$559,145	$549,241

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Guarantors:	Avianca Costa Rica, S.A., Avianca Perú S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $375 million.

Notes offered:	$550,000 aggregate principal amount of 8.375% Senior Notes due 2020.

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Issue Amount:	$300 million

Interest:	The Senior Notes will bear interest at a fixed rate of 8.375% per year. The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest will accrue from May 10, 2013. The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Maturity Date:	The Senior Notes will mature on May 10, 2020.

Local bonds

As of December 31, 2018 and 2017, bonds issued and the corresponding balances are as follows:

Issuing entity	Issue	Total placed in original currency (1)	Balance as of December 31,
			2018		2017
			Original currency (1)	In US Dollars	Original currency (1)	In US Dollars
Avianca	Series A	75,000	—	$—	—	$—
Avianca	Series B	158,630	—	—	—	—
Avianca	Series C	266,370	90,566	28,147	178,468	59,808

Total				$28,147		$59,808

(1)	Presentation of original currency in millions of Colombian pesos

On August 25, 2009 a bond issue was completed on the Colombian stock exchange, which is collateralized by Credibanco and Visa credit cards ticket sales in Colombia.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The specific conditions of the 2009 bond issue in Colombia are as follows:

Representative of bondholders:	Helm Trust, S.A.

Amount of issue:	$500,000 million Colombian Pesos

Managing agent:	Fiduciaria Bogota, S.A.

Series:	Series A: Authorized issue $100,000 million Colombian Pesos Series B: Authorized issue $200,000 million Colombian Pesos Series C: Authorized issue $300,000 million Colombian Pesos

Coupon:	Series A: Indexed to Colombian consumer price index Series B: Indexed to Colombian consumer price index Series C: Indexed to Colombian consumer price index Interest is payable at quarter–end

Term:	Series A: 5 years Series B: 7 years Series C: 10 years

Repayment of capital:	Series A: At the end of 5 years Series B: 50% after 6 years and 50% after 7 years Series C: 33% after 8 years, 33% after 9 years and 34% after 10 years

Future payments on long–term debt

Future payments on long–term debt for the years ended December 31, 2018 and 2017 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2018	$469,500	$457,737	$529,125	$608,026	$1,236,034	$3,300,422

December 31, 2017	$463,351	$381,288	$412,839	$392,810	$1,413,513	$3,063,801

Future payments on bonds for the years ended December 31, 2018 and 2017 are as follows:
	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2018	$37,376	$549,916	$—	$—	$—	$587,292

December 31, 2017	$29,458	$29,676	$549,915	$—	$—	$609,049

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at December 31, 2018

	January 1, 2018	New adquisitions	New Leases (1)	Financial Cost (2)	Payments	Interest Payments	Foreign exchange movement	December 31, 2018
Current interest-bearing loans and borrowings (excluding itmes listed below)	$79,263	$68,866	$—	$5,556	$(27,691)	$(4,572)	$(1,556)	$119,866
Current portion of long-term credits (excluding items listed below)	463,351	—	—	141,337	(103,630)	(56,650)	25,092	469,500
Current Bonds	29,458	—	—	57,940	—	(51,044)	1,022	37,776
Non-current obligations under financial lease agreements and purchase agreements	2,600,450	234,774	427,751	23,063	(324,748)	(96,443)	(33,925)	2,830,922
Bonds	579,591	—	—	5,416	(27,404)	—	(7,687)	549,916

Total liabilities from financing activities	$3,752,113	$303,640	$427,751	$233,312	$(483,473)	$(208,709)	$(17,054)	$4,007,580

(1)	Goods and equipment acquired during the period under finance lease; these movements have no effect on the statement of cash flows.
(2)

This column contains the value of the pending interest for the year ended to 2018 for $212,294 and the initial balance of interest payable related to the financial obligations of $ 21,018. In the year 2017 the interest caused was $ 183,332 and these were presented as accounts payable.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at December 31, 2017

	January 1, 2017	New adquisitions	New Leases (1)	Payments	Foreign exchange movement	December 31, 2017
Current interest-bearing loans and borrowings (excluding itmes listed below)	$62,179	$39,492	$—	$(22,408)	$—	$79,263
Current portion of long-term credits (excluding items listed below)	314,970	207,562	—	(57,197)	(1,984)	463,351
Bonds	29,590	—	—	—	(132)	29,458
Non-current obligations under financial lease agreements and purchase agreements	2,259,459	263,306	340,568	(279,580)	16,697	2,600,450
Bonds	608,037	—	—	(28,910)	464	579,591

Total liabilities from financing activities	$3,274,235	$510,360	$340,568	$(388,095)	$15,045	$3,752,113

(1)	Goods and equipment acquired during the period under finance lease; these movements have no effect on the statement of cash flows.
(2)	In the year 2017 the interest caused was $ 183,332 and these were presented as accounts payable.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(17)	Accounts payable

Accounts payable as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Trade accounts payable	$424,717	$122,696
Non-income taxes collected in advance	—	68,651
Payroll taxes (1)	69,062	53,746
Other payables (2)	12,789	18,152

Total	$506,568	$263,245

Trade accounts payable	4,276	—
Social Charges	2,851	5,084

Total	$7,127	$5,084

(1)	Represent payroll taxes and contributions based on salaries and compensation paid to employees of the Group in the various jurisdictions in which it operates.
(2)	Other accounts payable include mainly provisions for travel expenses, provisions for fees and accrued interest.

(18)	Accrued expenses

Accrued expenses as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Operating expenses	$105,649	$112,844
Vacation and other employee accruals	12,187	36,144
Other accrued expenses (1)	3,058	37,669

Total	$120,894	$186,657

(1)	Other accrued expenses include transport, freight and haulage, public services and maintenance

(19)	Provisions for return conditions

For certain operating leases, the Group is contractually obligated to return the aircraft in a predefined condition. The Group accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Provisions for return conditions as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Current	$2,475	$19,093
Non – current	127,685	144,099

Total	$130,160	$163,192

Changes in provisions for return conditions as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Balances at beginning of year	$163,192	$173,938
Provisions made	43.705	811
Provisiones reverse (1)	(70.797)	—
Provisions used	(5.939)	(11,557)

Balances at end of year	$130,160	$163,192

(1)	In 2018 there is a decrease in provisions for return conditios, mainly due to: $ 14,650 for extension of operating contracts and $48,581 for extension in the period of maintenance.

(20)	Employee benefits

Employee benefits as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Defined benefit plan	$144,862	$174,346
Other benefits Short term	9,084	—
Other benefits Long term	802	—

Total	$154,748	$174,346

Current	$44,663	$38,706
Non – current	110,085	135,640

Total	$154,748	$174,346

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group has a defined benefit plan which requires contributions to be made to separately administered funds. The Group has also agreed to provide post–employment benefits to its retirees that consist primarily of medical benefit plans as well as certain other benefits, including scholarships, tickets, seniority and retirement. These other benefits are unfunded.

Accounting for pensions and other post–employment benefits involves estimating the benefit cost to be provided well into the future and attributing that cost over the time period in which each employee works for the Group. This requires the use of extensive estimates and assumptions about inflation, investment returns, mortality rates, turnover rates, medical cost trends and discount rates, among other information. The Group has two distinct pension plans, one for pilots and the other for ground personnel. Both plans have been closed to new participants, and therefore there are a fixed number of beneficiaries covered under these plans as of December 31, 2018 and 2017.

	December 31, 2018	December 31, 2017
Fair value of plan assets	$(178,594)	$(189,697)
Present value of the obligation	323,456	364,043

Total employee benefit liability	$144,862	$174,346

The following table summarizes the components of net benefit expense recognized in the consolidated statement of comprehensive income and the funded status and amounts recognized in the consolidated statement of financial position for the respective plans:

Net benefit expense – year ended December 31, 2018 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits
Current service cost	$1,094	$2,353
Interest cost on net benefit obligation	17,375	3,706
Interest income on plan assets	(11,699)	—

Net Cost	$6,770	$6,059

Net benefit expense – year ended December 31, 2017 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits
Current service cost	$1,207	$1,982
Interest cost on net benefit obligation	18,490	3,984
Interest income on plan assets	(12,615)	—

Net Cost	$7,082	$5,966

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the present value of defined benefit obligation as of December 31, 2018 are as follows:

	Defined benefit Obligation	Other benefits	Total
Benefit obligation as of December 31, 2017	300,773	63,270	364,043
Period cost	18,469	6,059	24,527
Benefits paid by employer	(29,878)	(3,188)	(33,067)
Remeasurements of defined benefit liability	850	(6,172)	(5,322)
Other current	—	(342)	(342)
Exchange differences	(21,727)	(4,657)	(26,384)

Benefit obligation as of December 31, 2018	268,487	54,970	323,456
Fair value of plan assets	(178,594)	—	(178,594)

Total employee benefit liability	89,892	54,970	144,862
Current	32,205	3,374	35,579
Non–current	57,687	51,596	109,282

Total	89,892	54,970	144,862

Changes in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of assets at December 31, 2017	189,697
Interest income on plan assets	11,699
Remeasurament of interest assumptions	(14,361)
Employer contributions	31,871
Benefits paid	(26,268)
Exchange differences	(14,044)

Fair value of plan assets at December 31, 2018	178,594

Changes in the present value of defined benefit obligation as of December 31, 2017 are as follows:

	Defined benefit Obligation	Other benefits	Total
Benefit obligation as of December 31, 2016	$265,928	$54,962	$320,890
Period cost	19,697	5,966	25,663
Benefits paid by employer	(20,058)	(2,398)	(22,456)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	Defined benefit Obligation	Other benefits	Total
Remeasurements of defined benefit liability	34,848	4,572	39,420
Other OCI	(1,215)	—	(1,215)
Exchange differences	1,573	168	1,741

Benefit obligation as of December 31, 2017	300,773	63,270	364,043
Fair value of plan assets	(189,697)	—	(189,697)

Total employee benefit liability	$111,076	$63,270	$174,346

Current	$34,141	$4,565	$38,706
Non–current	76,935	58,705	135,640

Total	$111,076	$63,270	$174,346

Changes in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of assets at December 31, 2016	$165,740
Interest income on plan assets	12,615
Remeasurament of interest assumptions	6,568
Employer contributions	23,522
Benefits paid	(17,460)
Adjustment in plan asset performance	(1,896)
Exchange differences	608

Fair value of assets at December 31, 2017	$189,697

For the year ended December 31, 2018, 2017 and 2016, the remesurements of defined benefit plan liability, net of $(9,039), $(33,385) and $4,094 respectively were recognized in other comprehensive income.

	December 31, 2018	December 31, 2017	December 31, 2016
Actuarial gains recognized in other comprehensive income	$5,322	$(38,205)	$2,383
Return on plan assets adjustment	(14,361)	4,672	1,711
Adjustments for translation	—	148	—

Amount recognized in other comprehensive income	$(9,039)	$(33,385)	$4,094

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group expects to contribute $35,579 to its defined benefit plan and other benefits in 2019.

Plan assets correspond to net funds transferred to CAXDAC, which is responsible for the administration of the pilots’ pension plan. The assets held by CAXDAC are segregated into separate accounts corresponding to each contributing Group. Additionally the plan assets included a portion relating to pension plan of ground personnel.

The principal assumptions (inflation–adjusted) that are used in determining pension and post–employment medical benefit obligations for the Group’s plans are shown below:

	December 31, 2018	December 31, 2017
Discount rate on all plans	7.25%	6.75%
Price inflation	3.00%	3.09%
Future salary increase
Pilots	4.00%	4.00%
Cabin crew	4.00%	4.00%
Other employees	4.00%	4.00%
Future pension increase	3.18%	3.18%
Healthcare cost increase	4.50%	4.50%
Ticket cost increase	3.00%	3.00%
Education cost increase	3.00%	3.00%

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	December 31, 2018	December 31, 2017
Equity securities	31.00%	22.04%
Debt securities	21.00%	33.73%
Domestic Corporate bonds	32.00%	35.30%
Foreign goverment/corporate bonds	10.00%	6.61%
Other	6.00%	2.30%

Equity securities comprise investments in Colombian entities with a credit rating between AAA and BBB. The debt securities include investments in bonds of the Colombian government, in banks and in Colombian public and private entities. Domestic corporate bonds include bonds issued by private companies and Foreign Government Corporate Bonds include Yankes bonds and bonds issued by financial and private entities abroad.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Pension plans for ground personnel

In 2008, the Group entered into a commutation agreement with Compañía Aseguradora de Vida Colseguros S.A. (Insurance Company) in connection with the pension liability of two of the Company’s pension plans.

As of December 31, 2018 and 2017, there are 12 and 12 beneficiaries, respectively, which have not been commuted. Consequently, the Group estimates through an actuarial calculation the pension liability of these beneficiaries.

Pension plans for flight personnel

Due to local regulations for two of the Group’s pension plans, the Group has to make contributions to a fund which is externally administrated. The amount of the annual contribution is based on the following:

•	Basic contribution for the year: equal to the expected annual pension payments.

•

Additional contribution for the year (if necessary): equal to the necessary amount to match the actuarial liability under local accounting rules and the plan assets as of year 2023 (determined with an actuarial calculation).

Sensitivity Analysis

The calculation of the defined benefit obligation is sensitive to the aforementioned assumptions. The following table summarizes how the impact on the defined benefit obligation at the end of the reporting period would have increased (decreased) as a result of a change in the respective assumptions:

	0.5% increase	0.5% decrease
Discount rate	(15,675)	17,226
Pension increase	14,100	(12,978)
Mortality table	(7,096)	17,533

Shares Base Payment

The Group authorized the implementation of a long-term incentive plan for its executives (Share-based Payment Plan), which updates the authorized plan since 2012. Annually, the beneficiaries of the plan will receive a package of virtual shares to which they can be made creditors at the end of the period, as long as the financial and customer satisfaction goals of the business plan are met.

Once the goal board is closed, and at the end of the period, the number of virtual shares the beneficiary takes can go from 0% to 200%, depending on the performance of long-term indicators. These indicators are measured in the short term (1 year), but their payment is long term, which will be deferred in 3 payments as long as there is employment linkage at the time of payment.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The beneficiaries of the plan are those positions of Vice President and Director level, in addition all those persons who are defined as high potential and / or who hold critical positions which must be approved by the CEO.

Each year a new package of virtual shares will be settled, which according to the performance of the period will be delivered in thirds during the following three years. The value to be paid for each third will be the result of calculating the number of virtual shares to be paid, multiplied by the value of the Avianca Holdings S.A. share. in NYC for the period. The payment will be made in the base country of work of the beneficiary, the value will be subject to the deductions of taxes that correspond to each country at the time of payment.

Based on the aforementioned assumptions, the Company recorded a liability of $ (1,312) on December 31, 2018, which is considered within the other long-term employee benefits as a non cuerrent liability in the consolidated statement of financial position.

(21)	Air traffic liability and frequent flyer deferred revenue

The Air traffic liability, comprises the proceeds from the unused air ticket or the revenues corresponding to the unused portion of a ticket sold. This income also includes the deferred income from the loyalty programs. The Group periodically evaluates this liability and any significant adjustment is recorded in the consolidated statements of comprehensive income. These adjustments are mainly due to differences between actual events and circumstances such as historical sales rates and customer travel patterns that may result in refunds, changes or expiration of tickets that change substantially from the estimates.

The balance as of December 31, 2018 and 2017 is as follows:

	December 31, 2018	December 31, 2017
Advance ticket sales	$424,579	$454,018
Miles deferred revenue	186,378	85,207

Current	$610,957	$539,225

Miles deferred revenue	$234,260	$104,786

Non–current	$234,260	$104,786

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(22)	Other liabilities

Other liabilities as of December 31, 2018 and 2017 are as follows:

	Notes	December 31, 2018	December 31, 2017
Derivative instruments	26,27	$(129)	$137
Deferred income (1)		71,649	24,471
Other		587	—

Total		$72,107	$24,608

Current		$3,861	$9,415
Non–current		68,246	15,193

Total		$72,107	$24,608

(1)

As disclosed in note 13, the Group reclassified to other liabilities, the balances related to deferred profits with sale and leaseback transactions for $64,095, which are deferred for a period of ten years.

(23)	Equity

Common and preferred stock

On November 5, 2013, the Company issued 12,500,000 American Depository Shares, or ADSs, each representing 8 preferred shares. Net proceeds from this offering amounted to $183,553 million (net of issuance costs amounting to $3,956). Preferred stock has no voting rights and cannot be converted to common stock. Holders of the preferred shares and ADSs are entitled to receive a minimum dividend to be paid preferentially over holders of common shares, so long as dividends have been declared by our shareholders at their annual meeting. If no dividends are declared, none of the Company’s shareholders will be entitled to any dividends. If dividends are declared and the Company’s annual distributable profits are sufficient to pay a dividend per share of at least COP 50 per share to all the Company’s holders of preferred and common shares, such profits will be paid equally with respect to the Company’s preferred and common shares. However, if the Company’s annual distributable profits are insufficient to pay a dividend of at least COP 50 per share to all our holders of preferred and common shares, a minimum preferred dividend of COP 50 per share will be distributed pro rata to the holders of the Company’s preferred shares, and any excess above such minimum preferred dividend will be distributed solely to holders of our common shares.

In connection with that offering, the common shareholders (“selling shareholders”) converted 75,599,997 common shares to preferred shares, representing 14,734,910 ADSs. As a consequence, the number of common shares was reduced to 665,800,003; the number of preferred shares increased in 75,599,997 to 331,187,285 preferred shares. The Company did not receive any of the net proceeds from the sale of ADS by the selling shareholders.

As of December 31, 2013, the Company purchased 197,141 of its outstanding preferred shares, for this reason, outstanding preferred stock was decreased by $25 and additional paid–in capital on preferred stock was decreased by $452.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

On November 28, 2014, the common shareholders (“selling shareholders”) converted 5,000,000 common shares to preferred shares. As a consequence, the number of common shares was reduced to 660,800,003 and the number of preferred shares increased in 5,000,000 to 336,187,285 preferred shares.

The following is a summary of authorized, issued and paid shares:

	December 31, 2018	December 31, 2017
Authorized shares	4,000,000,000	4,000,000,000
Issued and paid common stock	660,800,003	660,800,003
Issued and paid preferred stock	336,187,285	336,187,285

The nominal value are $0,12 per share.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Other Comprehensive Income (“OCI”) Reserves

The movement of the other comprehensive income as of December 31, 2018 and 2017 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	OCI Atributable to owners of the company
As of December 31, 2017	$6,507	$(226)	$(65,138)	$3	$125	$58,382	$(347)
Other comprehensive Income (loss) for the period	(13,701)	(328)	(9,039)	—	(39)	(30,963)	(54,070)

As of December 31, 2018	$(7,194)	$(554)	$(74,177)	$3	$86	$27,419	$(54,417)

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reservas relating to actuarial gains and losses (3)	Fair value reserves	Fair value reserves	Reservas relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI reserves
As of December 31, 2016	$122	$(245)	$(31,753)	$(3,558)	$3	$15,143	$27,365	$7,077
Other comprehensive Income (loss) for the period	6,385	19	(33,385)	3,558	—	(15,018)	31,017	(7,424)

As of December 31, 2017	$6,507	$(226)	$(65,138)	$—	$3	$125	$58,382	$(347)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows (See Note 27).

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available–for–sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post–retirement medical benefits recognized in other comprehensive income.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

The following provides an analysis of items presented net in the statement of consolidated statement of comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	2018	2017
Cash flow hedges:
Reclassification during the year to profit or loss	$(17,179)	$10,309
Effective valuation of cash flow hedged	3,478	(3,924)

	$(13,701)	$ 6,385
Fair value reserves:
Valuations of investments in fair value with changes in OCI	$(328)	$19

	$(328)	$19

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(24)	Non-Controlling interests

The following is summaries the information relationg to each of the Group’ subsidiaries that has material NCI as of December 31, 2018 and 2017:

	LifeMiles B.V.	Taca International Airlines	Aerotaxis la Costeña S.A.	TurboProp Leasing Corp.	Lineas Aereas Costarricenses S.A.	Other individually inmaterial subsidiaries	Total
NCI percentage	30.00%	3.17%	31.92%	32.00%	7.58%

Current assets	$50,344	$28,269	$2,597	$4,155	$25,818	$5,719	$116,902
Non-current assets	24,337	8,932	687	7,615	5,444	2,529	49,544
Current liabilities	(98,034)	(18,861)	(1,268)	(2,658)	(27,515)	(3,481)	(151,818)
Non-current liabilities	(160,816)	(26,210)	—	(3,995)	(827)	(773)	(192,622)

Net assets	(184,169)	(7,871)	2,017	5,117	2,919	3,994	(177,993)

(Loss) profit	24,321	(3,684)	(499)	1,283	841	3,683	25,946
Other comprehensive imcome	$(94)	$(158)	$—	—	$—	$(9)	$(261)

	LifeMiles B.V.	Taca International Airlines	Aerotaxis la Costeña S.A.	TurboProp Leasing Corp.	Lineas Aereas Costarricenses S.A.	Other individually inmaterial subsidiaries	Total
NCI percentage	30.00%	3.17%	31.92%	32.00%	7.58%

Current assets	$47,603	$24,269	$2,971	$7,095	$30,581	$7,381	$119,900
Non-current assets	27,039	10,720	777	7,909	6,092	4,268	56,804
Current liabilities	(67,814)	(14,915)	(1,232)	(7,317)	(29,007)	(2,880)	(123,166)
Non-current liabilities	(95,939)	(24,054)	—	(3,257)	(5,470)	(768)	(129,488)

Net assets	(89,112)	(3,980)	2,516	4,429	2,196	8,001	(75,950)

(Loss) profit	30,738	(3,980)	2,364	674	2,106	1,893	33,795
Other comprehensive imcome	$78	$358	$—	$—	$—	$19	$455

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(25)	Earnings per Share

The calculation of basic (loss) earnings per share at December 31, 2018 and 2017 is as follows:

	December 31, 2018	December 31, 2017
Net profit (loss) attributable to Avianca Holdings S.A.	$(24,803)	$48,237

Weighted average number of shares
(in thousands of shares)
Common stock	660,800	660,800
Preferred stock	336,187	336,187

Earnings per share
Common stock	$(0.025)	$0.05
Preferred stock	$(0.025)	$0.05

(26)	Operating revenue

The Group had no major customers which represented more than 10% of revenues in 2018 and 2017. The Group tracks its segmented gross revenue information by type of service rendered and by region, as follows:

By type of service rendered

	Year ended December 31, 2018	Percentage	Year ended December 31, 2017	Percentage	Year on Year Variation
Domestic
Passenger	2,001,825	41%	$1,900,627	43%	101,198
Cargo and mail	303,343	6%	279,666	6%	23,677

	2,305,168	47%	2,180,293	49%	124,875

International
Passenger	2,072,566	42%	1,649,533	37%	423,033
Cargo and mail	315,433	6%	271,313	6%	44,120

	2,387,999	49%	1,920,846	43%	467,153

Other (1)	197,663	4%	340,545	8%	(142,882)

Total operating revenues	4,890,830	100%	$4,441,684	100%	449,146

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	Year ended December 31, 2017	Percentage	Year ended December 31, 2016	Percentage	Year on Year Variation
Domestic
Passenger	$1,900,627	42%	$1,752,001	42%	$148,626
Cargo and mail	279,666	6%	264,432	6%	15,234

	2,180,293	48%	2,016,433	48%	163,860

International
Passenger	1,649,533	37%	1,533,216	37%	116,317
Cargo and mail	271,313	6%	291,442	7%	(20,129)

	1,920,846	43%	1,824,658	44%	96,188

Other (1)	340,545	9%	297,247	8%	43,298

Total operating revenues	$4,441,684	100%	$4,138,338	100%	$303,346

Other operating revenue for the years ended December 31, 2018, 2017 and 2016 is as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Frequent flyer program	$46,376	$178,841	$154,245
Ground operations (a)	23,592	20,172	21,053
Leases	22,610	22,232	28,295
Maintenance	58,032	11,639	7,696
Interline	2,025	1,900	3,859
Other (b)	45,028	105,769	82,099

	$197,663	$340,553	$297,247

(a)	Group provides services to other airlines at main hub airports.
(b)	Corresponds mainly to income from penalties, access to VIP rooms and additional services.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(27)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of December 31, 2018 and 2017 are the following:

	Notes	December 31, 2018	December 31, 2017
Cash flow hedges – Assets
Fuel price hedges		$2,566	$20,549
Interest rate		4,890	2,990

Total	12,22	$7,456	$23,539

The notional value of derivatives recognized as hedging instruments for the year ended December 31, 2018 is 92,560,000 gallons of jetfuel.

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges. Hedged items are designated future purchases deemed as highly probable forecast transactions.

Cash flow hedges liabilities are recognized within Other Liabilities in the consolidated statement of financial position.

The Group purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Group to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments to December 31, 2018 and 2017:

December 31, 2018	Fair Value	1–12 months	12–24 months
Fuel price	$2,566	$2,566
Assets
Interest rate	$4,890	$112	$4,778
Assets

December 31, 2017	Fair Value	1–12 months	12–24 months
Fuel price
Assets	$20,549	$20,549	$—
Interest rate
Assets	$2,990	$—	$2.990

The terms of the cash flos hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of December 31, 2018, 2017 and 2016, a net (loss)/gain relating to the hedging instruments of $(13,701), $6,385 and $21,712 respectively is included in other comprehensive income (see Note 23).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(28)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of December 31, 2018 and 2017 are the following:

	Notes	December 31, 2018	December 31, 2017
Derivatives not designated as hedges – Liabilities
Derivative contracts of interest rate	22	$(17)	$137

Total		$(17)	$137

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency and interest rates.

Liabilities on derivatives not designated as hedges are recognized within Other Liabilities in the consolidated statement of financial position.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Interest rate risk

The Group incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Group pays a fixed rate and receives a variable rate.

(29)	Offsetting of Financial Instruments

The Group has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Group has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of December 31, 2018 and 2017, the Group has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(30)	Fair value measurements

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of December 31, 2018:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 26 y 27)
Aircraft fuel hedges	—	2,566	—	2,566
Interest rate derivatives	—	4,778	—	4,778
Investments	—	67,306	—	67,306
Assets plan	—	178,594	—	178,594
Revalued administrative property (Note 13)	—	253,244	—	253,244

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Foreing currency derivatives	—	(17)	—	(17)
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	—	4,022,707	—	4,022,707

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of December 31, 2017:

Quantitative disclosures of fair value measurement hierarchy for assets:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 27)
Aircraft fuel hedges
Interest rate derivatives	—	20,549	—	20,549
Available–for–sale securities	—	2,990	—	2,990
Assets held for sale	—	55	—	55
Assets plan	—	189,697		189,697
Revalued administrative property (Note 13)	—	213,291	—	213,291

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 27)
Interest rate derivatives	—	137	—	137
Frequent flyer liability (Note 21)	—	191,157	—	191,157
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt (Note 16)	—	3,587,841	—	3,587,841

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	Observable inputs such as quoted prices in active markets

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re–assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)

The fair value of available–for–sale financial assets is determined by reference to the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date.

(b)

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)

The fair value of short–term borrowings and long–term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

(d)

The Group uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Group engaged accredited independent appraisals, to determine the fair value of its land and buildings.

(31) Income tax expense

Assets and liabilities for taxes as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Current taxes – assets	$231,914	$114,361
Non Current taxes – assets	19	136,301
Current taxes – liabilities	(252,708)	(263,719)
Non Current taxes – liabilities	—	—

Net taxes	$(20,775)	$(13,057)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

a) Income tax expense components

The major components of income tax expense for the years ended December 31, 2018, 2017 and 2016 are:

a) Consolidated statement of comprehensive income

	December 31, 2018	December 31, 2017	December 31, 2016
Current income tax:
Current income tax charge	$24.208	$32.934	$28.114
Adjustment in respect of current income tax of previous year	2.943	2.225	(666)
Deferred tax expense:
Relating to origination and reversal of temporary differences	(6.938)	(15.050)	6.642

Income tax expense reported in the income statement	$20.213	$20.109	$34.090

b) Tax Rate reconciliation in accordance with the Tax Provisions and the Effective Rate

Current Colombian tax legislation applicable to dominant company in its subsidiaries:

•	The income tax rate applicable for 2017 and 2018 is 40% and 37% respectively (including the 6%- and 4%-income tax overcharge, respectively).

•	For the years 2017 and 2018, the presumptive income to determine the income tax cannot be less than 3.5% of the net equity on the last day of the immediately preceding taxable year.

•	From 2017, tax losses may be compensated with ordinary liquid income obtained in the following 12 taxable periods.

•	Excess of presumptive income can be compensated in the following 5 taxable periods.

•	The tax for occasional income is taxed at the 10% rate

Funding Law—(Tax reform)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

On December 28, 2018, Law 1943 was issued (Funding Law), by which new rules were introduced in tax regulation, the most relevant aspects are presented below:

•

Progressive reduction in the income tax and corporate complementary rates as follows: taxable year 2019, 33% rate; 2020 taxable year, 32% rate; 2021 taxable year, 31% rate; and since the taxable year 2022, 30% rate.

•	Progressive reduction of presumptive tax as follows: taxable year 2018, rate of 3.5%; 2019 taxable year, 1.5% rate; 2020 taxable year, 1.5% rate; And since the taxable year 2020, 0% rate.

A general rule determines that 100% of taxes, fees and contributions paid in the taxable year will be deductible, if it has causal relationship with the generation of income except for the income tax.

•

50% of the industry and commerce tax may be deductible from the income tax in the taxable year in which it is effectively paid and to the extent that it has a causal relation with its economic activity. As of the year 2022 it can be discounted 100%.

The value-added tax (IVA) on import, training, construction or acquisition of real productive fixed assets including services can be considered as a discount on income tax for those responsible for sales tax.

•

The capitalization rule is modified, indicating that the maximum amount of indebtedness will be the liquid equity of the previous year, multiplied by two (previously was multiplied by three), it is necessary that the indebtedness must correspond to loans with residents and non-residents. This rule does not apply to the industries supervised by the Superintendencia Financiera, factoring companies, companies in the unproductive period, in the cases of financing of transport infrastructure projects and financing of infrastructure projects of public services.

•	In reference to the dividend tax, the following modifications were made:

- The withholding tax rate on untaxed dividends was increased to 7.5%, in favor of companies and foreign entities, non-residents and permanent establishments.

- The applicable table to untaxed dividends for the benefit of individuals residing in the country and illiquid successions of the decedents in the country was modified, establishing a marginal rate of 15% for dividends that exceed 300 UVT ($ 10,281,000, for the year 2019).

- It was established that the taxed dividends will be determined: (i) applying the tax income rate in the year in which they are decreed (33% year 2019, 32% year 2020, 31% year 2021, and 30% year 2022) and (ii) for the remainder, the rate corresponding to the non-taxed dividend will be applied, depending on the beneficiary (if the person is a resident or illiquid successor of the resident originator, the table will be applied and for all other cases, the 7.5% rate will apply).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

- It established a Tax regime on dividends decreed for the first time to national companies, which will be transferable to the final beneficiary, a resident or an investor resident abroad.

- The dividends decreed with a charge to profits of the years 2016 and previous will keep the current treatment in that moment; and the profits for the years 2017 and 2018 will be governed by the rates set forth in Law 1819 of 2016 and will be decreed as enforceable before December 31, 2018, otherwise, it will adhere to the new rules of the Law of Financing.

•

Stipulated a new mega-investment regime applicable to income taxpayers that increase de employment on 250 direct jobs and make investments in Colombia in property, plant and equipment that are productive or have the potential to be, for an equal or higher value to 30 million UVT ($ 1,028,100 million in 2019). The law has a series of tax incentives for these investments: income tax rate of 27%; depreciation of fixed assets for a minimum term of 2 years; not subject to estate tax or presumed income; special rates for taxation on taxable dividends that are decreed, among others.

Taxpayers who make Mega-Inversions may sign tax stability settlement with the State to stabilize the fiscal conditions of the aforementioned regime for a term of 20 years. This regime does not apply to companies related to the exploitation of non-renewable natural resources.

Under the Colombian tax bill, it is possible the early termination – or extraordinary termination – of the legal processes by the Tax Authorities, through the following mechanisms: 1. Termination by Mutual Agreement and 2. Tax court settlement (known as “Conciliación Contencioso Administrativa”), by the payment of the 100% or the 50% of the tax payable, depending on the administrative act object of discussion and, obtaining a debt forgiveness, in a proportion of the interests, sanctions and updates, that varies depending on the moment in which the process is found.

For the Tax court settlement, the interested may request it until September 30, 2019 and sign the minutes no later than October 31, 2019. For the Terminations by Mutual Agreement the interested may request its implementation until October 31, 2019.

A reconciliation between tax expense and the product of accounting profit multiplied by domestic tax rate for the years ended December 31, 2018, 2017 and 2016 is as follows:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	December 31, 2018		December 31, 2017		December 31, 2016
Accounting (loss) profit after income tax
Total, income tax expense		$1.143		$82.032		$44.186

(Loss) profit before income tax		20.213		20.109		34.090

		21.356		$102.141		$78.276
Income tax at Colombian statutory rate	37.0%	7,902	40.00%	40.856	40.00%	31.311
Tax credit (1)	0.0%	—	0.00%	0	(5.74%)	(4.493)
Productive fixed assets special deduction	(268.0%)	(57,229)	(44,91%)	(45,868)	(22.10%)	(17.299)
Permanent differences (2)	(390.8%)	(83,458)	138.54%	(141,508	(346.48%)	(271.209)
Non–deductible taxes	16.0%	3,413	3.06%	3,124	15.01%	11.749
Effect of tax exemptions and tax rates in foreign jurisdictions	125.0%	26,699	(118.26%)	(120,797)	71.56%	56.014
Non recognized deferred tax assets	(544.9%)	(116,362)	(141.93%)	(144,965)	248.77%	194.732
Losses of tax reversion			184.69%	188,640	0.00%	—
Exchange rate differences	1066.2%	227,692	(48.56%)	(49,595)	107.20%	83.916
Prior year expenses	(5.8%)	(1,245)			(13.10%)	(10.254)
Other			9.30%	9,498
Changes in tax rates	59.9%	12,801	(2.24%)	(292)	(51.58%)	(40.377)

	95%	$20,213	19.69%	$20.109	43.55%	$34.090

(1)

Airline companies in Colombia are entitled to a tax credit or discount for income tax purposes based on the proportion between the international flight’s income and total income of the Company during the year. The legislative purpose of this tax provision is to limit the Company’s exposure to double taxation on their worldwide income in Colombia, therefore limiting the tax expense to local Colombian source income.

The tax reform contained in the Law 1819 of 2016 eliminates the tax credit for air or marine international transportation above noted, therefore in Tampa Cargo S.A. such tax credit will only be applicable until tax year 2016, however due to Avianca’s Stabilization Agreement the credit will be available to offset until tax year 2028.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(2) This item includes various permanent differences for Corporate Income Tax purposes in Colombia. These permanent differences include nontaxable gains and losses on the sale of property, plant and equipment, nontaxable revenues and other items.

c) Subsidiaries Investments

Because Avianca S.A. and Tampa Cargo S.A. are the dominant companies in their subsidiaries and are able to control the future moment in which the temporary difference related to their investments in such subsidiaries can be reversed. Consequently, and in accordance with the exception permitted by paragraphs 39 and 44 of IAS 12, deferred tax liabilities with respect to temporary differences of investments in subsidiaries, were not recognized for a value of US $60 million as of December 31. 2018, for the year 2017 this figure amounted to US $61 million.

d) Tax Credits

As of December 31, 2018, and 2017, the following is the detail of the tax loss carryforwards and excesses of presumptive income of the Company that have not been used and for which no deferred tax asset has been recognized:

Tax losses originated in the year:

2014	$1.061
2015	4.282
2016	19.458
2017	105.449
2018	260.342

Total:	$390.592

Excess of presumptive income originated in the year:

Year 2017	$8.495
Year 2018	1.271

Total:	$9.766

The Company has deferred tax asset corresponding to the aforementioned tax losses for US$120. However, according to the Company’s financial projections no tax income will be generated for the next 5 years to allow the compensation of the deferred tax assets. Therefore, said deferred tax assets has only been recognized by an amount up to the concurrence of deferred tax liabilities, according to IAS12 paragraph 35.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

e) Deferred tax by type of temporary difference:

The differences between the carrying value of assets and liabilities and the tax bases, lead to temporary differences that generate deferred taxes, calculated and registered in the periods December 31, 2018 and December 31, 2017 applying the tax rate for the taxable year in which those temporary differences will be reversed.

Consolidated Statement of Financial Position

	December 31, 2018	December 31, 2017	Variación

Assets (liabilities)
Accounts payable	$88.920	$—	$88.957
Deposits and other assets	(10.481)	(24.379)	(6.807)
Aircraft maintenance	(3.573)	(43.973)	15.756
Pension liabilities	3.089	(525)	(23.325)
Provisions	19.037	103.830	110.174
Loss carry forwards	603	8.670	(96.500)
Non-monetary items	(49.343)	(29.231)	(186.455)
Intangible assets	(8.220)	(11.534)	3.314
Other	(32.987)	(2.703)	(4.487)

Net deferred tax assets / (liabilities)	$6.136	$155	$5.891

The analysis of deferred tax assets and liabilities as of December 31, 2018 and December 31, 2017 is as follows:

Reflected in the statement of financial position as follows:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Deferred tax assets	$24.573	$25.969	(1.396)
Deferred tax liabilities	(18.437)	(25.814)	7.377

Deferred tax assets (liabilities) net	$6.136	$155	$5.891

In accordance with paragraph 74 of IAS 12, the Company has compensated the deferred tax assets and liabilities for presentation purposes in the Statement of Financial Position. The impact of this application, in consideration of the quantitative analysis and economic facts involved, does not significantly alter and is not relevant regarding to the Statement of Financial Position.

Reconciliation of deferred tax assets net

	December 31, 2018	December 31, 2017
Opening balance as of January 1,	$155	$(14.507)
Tax income during the period recognized in profit or loss	6.938	15.050
Tax income during the period recognized in other comprehensive income	(39)	(155)
Deferred taxes acquired in business combinations Exchange differences	(918)	(233)

Closing balance as of December 31	$6.136	$155

f) Effect of Deferred Tax on each Component of the Other Comprehensive Income:

The effects of the deferred tax on each component of the other comprehensive income are:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Consolidated statement of other comprehensive income

	December 31, 2018	December 31, 2017	December 31, 2016
Hedging reserves	$—	$3.558	$(3.558)
Fair value reserves	—	—	—
Reserves relating to actuarial gains and losses	$(39)	(15.018)	4.289

Income tax charged directly to other comprehensive income	$(39)	$(11.460)	$731

g) Transfer pricing

According to Statutes 788/2012, 863/2003, 1607/2012, 1819/2016 and Regulatory Decree 2120/2017, the company prepared a transfer-pricing study about transactions within and between enterprises under common ownership or control during fiscal year 2017. There were no adjustments to taxable income or deductible expenses that affected the company, due to this study. Although the company is currently working on the transfer pricing study for 2018, we don´t anticipate any significant changes in contrast with fiscal year 2017.

h) Position due to tax uncertainties

For the financial statements as of December 31, 2018 and December 31 2017, has been analysed the tax positions adopted in the tax statements still subject to review by the Tax Authority, in order to identify uncertainties associated with a difference between such positions and those of the Tax Administration. According to the evaluations compiled, no events have been identified that lead to the recording of additional provisions for this concept.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(32) Provisions for legal claims

As of December 31, 2018 and 2017, the Group is involved in different lawsuits and legal actions that arise in the development of commercial activities.

The changes in provisions for litigation as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Balances at the beginning of the period	$11,720	$18,516
Provisions constituted	2,034	14,490
Provisions reverse	(5,007)	—

Provisions used	(938)	(21,287)

Balances at the end of the period	$7,809	$11,720

Among the provisions for litigation are those related to labor processes (2018: $3,695, 2017: $5,062, consumer protection processes (2018: $1,133, 2017: $1,704) and civil processes (2018: $795, 2017 : $1,857).

Certain processes are considered possible obligations. Based on the plaintiffs’ claims as of December 31, 2018 and 2017, these contingencies total $123,216 and $119,573, respectively. Certain losses that may arise from such litigation will be covered by the insurance companies or with funds provided by third parties. Legal claims not resolved with the aforementioned forms of payment are estimated at $ 56,210 as of December 31, 2018 and $ 26,275 as of December 31, 2017

In accordance with IAS 37, the legal claims that the Group considers to represent a remote risk are not contemplated in the consolidated financial statements.

Cessation of pilot activities affiliated with the Colombian Association of Civil Aviators (ACDAC)

On September 20, 2017, the Colombian Association of Civil Aviators union (“ACDAC”) unilaterally initiated a cease of activities as no agreement had been reached in a labor dispute between the union and Avianca S.A. The cease of profit activities lasted for 51 days and lend to the cancellation of 14,337 flights, approximately 50% of our flights, during that period.

On September 25, 2017, Avianca S.A. filed a lawsuit with the Superior Court of Bogotá to declare the illegality of the strike. Such motion was granted by the court on October 6, 2017. Subsequently, ACDAC filed an appeal but such decision was upheld by the Labor Chamber of the Colombian Supreme Court of Justice.

ACDAC submitted an application with the court for additional clarification of the judgment as well as an annulment. However, on February 8, 2018, the Colombian Supreme Courtdenied the motions presented by ACDAC and, therefore, the judge’s decision declaring the strike illegal became final.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

On September 28, 2017, by resolution No. 3744 of 2017, the Ministry of Labor convened a compulsory arbitration tribunal, whose awards are comparable to collective bargaining agreements, to settle the differences regarding economic claims between ACDAC and Avianca S.A. The tribunal served Avianca S.A. with the award on December 11, 2017.

Subsequently, Avianca S.A. filed a motion to clarify the terms of the award and another motion for annulment since, the Group believes , the tribunal exceeded its competence by rendering decision beyond the scope of its jurisdiction. On February 8, 2018, the arbitration tribunal accepted such motions and remanded the case before the Labor Chamber of the Colombian Supreme Court of Justice, who is the competent authority to rule on the recourse. On July 18, 2018, the Supreme Court of Justice in its civil court confirmed the decision of illegality of the ACDAC strike.

Current Situation with Oceanair Linhas Aereas S.A.

On December 10th,, 2018 Oceanair Linhas Aereas S.A. (See Note 9-Balances and transactions with related parties) and AVB Holdings S.A., both separate related companies not integrated with the Group, filed for a judicial recovery request before the 1st Judicial Recovery and bankruptcy court of Sao Paulo, Brazil.

Derived from this event, the Group is currently assessing the potential impacts related to all commercial agreements executed between certain companies of the Group and Oceanair Linhas Aereas S.A., including 4 sublease agreements for the following aicraft: 1 A330, 1 A330F, 2 A319.

The Group has formally requested the termination and redelivery of the aircraft in compliance with the terms and conditions set forth in each of the sublease agreements.

In regards to the redelivery of the subleased aircraft, the Group is evaluating the process of reincorporating these aircrafts into the Group operaton or eventually its sale to third parties.

As of the issuance of these finanancial statements, none of these aircraft has been incorporated into the Group fleet.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(33) Future aircraft leases payments

The Group has 124 aircraft that are under financial leasing. The following is the summary of future financial lease commitments:

Aircraft
Less than one year	316,334
Between one and five years	1,117,208
More than five years	963,206

$2,396,748

The Group has 54 aircraft that are under operating leases with an average lease term of 50 months. Operating leases can be renewed, in accordance with the Administration’s business plan. The following is the summary of the future commitments of operating leases:

Aircraft
Less than one year	245,579
Between one and five years	668,403
More than five years	186,711

$1,100,693

The Group has 6 engines under an operating lease contract for its aircraft fleet of the E190 and A320 families. The following is the summary of the future commitments of operating leases:

Engines
Less than one year	5,787
Between one and five years	23,946
More than five years	9,378

$39,111

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2018 the Group had two Airbus A319, one Airbus A330F and one Airbus A330, under operating lease to OceanAir Linhas Aéreas, S.A. and two E-190 to Aerolitoral, S.A. de C.V. Future minimum income from these lease agreements is as follows:

Aircraft
Less than one year	26,442
Between one and five years	52,543
More than five years	20,720

$99,705

The amount of recognized payments has expenses during the year is as follows:

	December 2018	December 2017	December 2016
Leases minimun payments	$267,708	$278,772	$314,493

(34) Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

	Order	Options	Delivery
Airbus (Family A320) (1)	124	—	2019-2025
Boeing 787- 8/9 (2)	3	9	2019
Engines (3)	3	—	2019-2020

(1) On December 2017, the Group signed two Assignment, Assumption and Release Agreement, one assigning 5 A-320 family aircraft to Muisca Aviation Limited and other assigning 4 A-320 family aircraft to Tejo Aviation Limited. Under the terms of these agreements to acquire Airbus aircraft, the Group must make pre delivery payments to Airbus on predetermined dates.

(2) On September 2017, the Company signed an amendment to convert three 787-8 into 787-9 with deliveries scheduled in 2019. Additionally, on July 2017 the Company exercised a purchase option of one 787-8 with delivery scheduled in 2018.

(3) The Group has 3 firm orders with CFM for the acquisition of LEAP-1A engines, whose deliveries are scheduled between 2019 and 2020.

On November 2017, the Company signed two Aircraft Sale and Purchase Agreement between Transasia Airways Corporation and Avianca. Each agreement for 1 A330-300 aircraft with delivery dates January 2018. On January 2018, the Company signed two Aircraft Sale and Purchase Agreement, one between V Air Corporation and Avianca, and other between Transasia Airways Corporation and Avianca. Each agreement for 1 A321-200 aircraft with delivery dates March 2018.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs. As of December 31, 2018, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$223,071	$237,970	$205,594	$210,735	$380,559	$1,257,929
Aircraft acquisition commitments	$981,054	$2,123,295	$2,407,313	$2,162,148	$6,831,519	$14,505,329

The Group plans to finance the acquisition of the commitments acquired with the resources generated by the Group and the financial operations that can be formalized with financial entities and aircraft leasing companies.

(35) Dividends

The Group paid dividends during the year ended December 31, 2018 and 2017, based on the retained earnings as of December 31, 2017 and 2016, respectively:

	December 31, 2018	December 31, 2017
Dividend—Ordinary shared	$23,443	$16,942
Dividend—Preferred shared	12,075	8,730

Total	$35,508	$25,672

The Board of Directors of Avianca Holdings S.A. at an ordinary session of the General Shareholders Meeting held on March 16, 2018, agreed distribution of profits for the year 2017 as dividend to the shareholders of the Group who will be paid the amount of COP$98.6 per share, for a total amount of $35,508. The dividends declared were paid in four equal installments of COP$24.65 per share, on June 29, July 31, August 31 and September 28, 2018.

The decree of dividends was made with a TRM of COP $ 2,780.47. The payment of the dividends was made to the corresponding TRM on the date on which the transaction was made.

The Board of Directors of Avianca Holdings S.A. at an ordinary session of the General Shareholders Meeting held on March 31, 2017, agreed the project for the distribution of profits for the year 2016 as dividend to the shareholders of the Group who will be paid the amount of COP$77 per share. The dividends declared were paid in two equal installments of COP$38.5 per share, on July 31 and September 30, 2017.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Dividends paid to minority shareholding

During the year ended December 31, 2018, the subsidiaries with minority interest, declared dividens as follows:

	December 31, 2018			December 31, 2017
Subsidiaries	Minority Interest	AVH Participation	Total Dividends	Minority Interest	AVH Participation	Total Dividends
LifeMiles Ltd (1)	$61,500	$143,500	$205,000	$127,002	$296,335	$423,337
Turbo Prop Leasing Corp	596	1,265	1,861	—	—	—
Aerotaxis La Costeña S.A	—	—	—	3,000	6,377	9,377

Total	$62,096	$144,765	$206,861	$130,002	$302,712	$432,714

The dividends receibed for AVH are eliminated in consolidation process.

(1) At December 31, 2018 the ammount of $6,000 is pending to pay at minority interest.

(36) Debt covenants

During 2018 and 2017, the Company did not comply with certain debt covenants. However these breaches did not accelerate the due date for the repayment of the debt. As of December 31, 2018. The most significant commitments related to financial ratios assumed by the Company and its subsidiaries are as follows:

Avianca Holdings S.A.

The consolidated financial statements of Avianca Holdings must comply with the following financial covenants:

•	EBITDAR Coverage Ratio: Should be not less than 1.75 to 1.0.

•	Capitalization Ratio: Should not be greater than 0.86 to 1.00 at the end of December 31, 2018, and the reporting periods are the quarters ending in March, June, September and December.

•	Coverage Ratio: Should not be less than 1.5 to 1.0 at the end of each reporting period.

•

Cash reserves held or controlled or otherwise available to the guarantor or its subsidiaries should be at least $350 million at all times until the relevant testing date in respect of the period ending December 31, 2018. Relevant testing date means the date on which the Avianca Holdings S.A. and subsidiaries audited financial statements prepared in accordance with IFRS are delivered to the Securitie Trustee, no later than 180 days of the end of the financial period.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	EBITDA Margin: At the end of each period the EBITDA margin shall not be less than 0%. The reporting periods are the quarters ending in March, June, September and December.

Avianca S.A.

The issuance of bonds in the local Colombia Capital Market requires de compliance with the following financial covenants:

•	Debt Service: should be greater than or equal to 1.4 at the end of each reporting period

•	Leverage ratio: should be less than or equal than or equal to 4.5 at the end of each reporting period.

The reporting periods are the semesters ending in June an December, and these covenants are measured at the Avianca S.A. levele.

Although a breach in these covenants has no consequences in terms of acceleration of debt, it would impose restrictions on additional indebtedness that Aerovías del Continente Americano Avianca S.A., can take outside of fleet financing and ground support equipment. Avianca S.A. had restriction to decreted dividends.

Lifemiles Ltd. & Subsidiaries

Covenants as of December 31, 2018 and 2017 include maintenance of a Total Leverage Ratio (as defined in the Credit Agreement) below 4.50:1.00 for the first year and 4.00:1.00 thereafter, certain restrictions on distribution of dividends and incurrence of certain types of investments, among others. As of December 31, 2018 and 2017 the Company was in compliance with all its loan covenants.

(37) Relevant Information

Commercial and Strategic Partnership Avianca, United y Copa Airlines

On November 29, 2018, Avianca Holdings’ airlines (Avianca) entered into a revenue-sharing joint business agreement with United Airlines, Inc. (“United”), a wholly-owned subsidiary of United Continental Holdings, Inc., Compañía Panameña de Aviación, S.A. (“Copa”) and several

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

oespective affiliates. This long-term revenue sharing arrangement among United, Avianca and Copa covers routes between the United States and Central and South America (excluding Brazil).

The Avianca Holdings’ airlines (Avianca) that entered into a revenue-sharing joint business agreement are:

•	Aerovías del Continente Americano S.A

•	Taca International Airlines, S.A.

•	Avianca Perú S.A.

•	Avianca Costa Rica S.A.

•	Avianca Guatemala S.A.

•	Servicios Aéreos Nacionales S.A.

•	Isleña de Inversiones S.A.

•	Aerotaxis la Costeña S.A

Allowing the carriers to serve customers as if they were a single airline is expected to enable the companies to better align their frequent flyer programs, coordinate flight schedules and improve airport facilities

By integrating their route networks between United States and the Latin American countries under the joint business agreement (“JBA”), Avianca, together with United and Copa, plan to offer important benefits for travelers, including:

•	Joint service between the companies so that customers may travel with more than 12,000 connection options,

•	New nonstop routes,

•	Additional flights on existing routes and,

•	Reduced travel times.

The arrangement is subject to regulatory approval in the United States and several jurisdictions in Central and South America.

(38) Subsequent Events

There is no knowledge of important subsequent events to be disclosed at the date of issuance of the report.

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